                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-22311



                       Gulf South Bancshares [LETTERHEAD]


Dear Gulf South Bancshares, Inc. Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of Gulf South Bancshares, Inc. ("Gulf South") to be held at Gulf South's main office, 313 Westbank Expressway, Gretna, Louisiana, 70053 on April 10, 1997, at 2:00 p.m., local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which Gulf South will merge (the "Merger") with and into Regions, and Gulf South Bank and Trust Company (the "Bank"), a wholly owned subsidiary of Gulf South, will become a wholly owned subsidiary of Regions and will continue serving its current markets as a Louisiana state-chartered commercial bank. Upon consummation of the Merger, each share of Gulf South common stock issued and outstanding (except for certain shares held by Gulf South or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .4817 of a share of Regions common stock.

     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of Gulf South has agreed to vote those Gulf South shares beneficially owned by such member in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by Gulf South stockholders and approval of the Merger by various regulatory agencies.

     Stockholders of Gulf South who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their Gulf South shares in cash, as provided by applicable law.

     Approval of the Agreement requires the affirmative vote of at least two thirds of the voting power represented in person or by proxy at the Special Meeting, not just two-thirds of the votes cast. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for Gulf South, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                                    Sincerely,

                                                    /s/ Dean F. Gruder
                                                    ---------------------------
                                                    Dean F. Gruder
                                                    Chairman of the Board and
                                                        Chief Executive Officer

                           GULF SOUTH BANCSHARES, INC.
                313 WESTBANK EXPRESSWAY, GRETNA, LOUISIANA, 70053
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD APRIL 10, 1997


     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Gulf South Bancshares, Inc. ("Gulf South"), a bank holding company, will be held at Gulf South's main office, 313 Westbank Expressway, Gretna, Louisiana, 70053 on April 10, 1997, at 2:00 p.m., local time, for the following purposes:

     1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of September 23, 1996 (the "Agreement"), by and between Gulf South and Regions Financial Corporation ("Regions") pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of Gulf South through the merger of Gulf South with and into Regions (the "Merger"), (ii) each share of Gulf South common stock (except for certain shares held by Gulf South or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .4817 of a share of Regions common stock, and
(iii) each Gulf South stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

     2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.

     Only stockholders of record at the close of business on March 10, 1997, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

     Stockholders of Gulf South have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of applicable law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix C. DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE TRANSACTION IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

     The Board of Directors of Gulf South unanimously recommends that holders of Gulf South common stock vote to approve the proposals listed above.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of Gulf South an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                          By Order of the Board of Directors

                                          /s/ Max Gritzman
                                          ----------------------
                                          Max Gritzman
                                          Corporate Secretary


March 12, 1997

     GULF SOUTH BANCSHARES, INC.              REGIONS FINANCIAL CORPORATION
           PROXY STATEMENT                             PROSPECTUS
 FOR SPECIAL MEETING OF STOCKHOLDERS                  COMMON STOCK
      TO BE HELD APRIL 10, 1997                     (PAR VALUE $.625)
                                                     187,863 SHARES


     This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of Gulf South Bancshares, Inc., a bank holding company organized and existing under the laws of the state of Louisiana ("Gulf South") upon consummation of the proposed merger (the "Merger") described herein, by which Gulf South will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of September 23, 1996 (the "Agreement"), by and between Regions and Gulf South.

     On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) Gulf South will merge with and into Regions,
(ii) each outstanding share of the $1.00 par value common stock of Gulf South ("Gulf South Common Stock") will be converted into .4817 of a share of Regions Common Stock, and (iii) each holder of Gulf South Common Stock will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

     As a result of the Merger, the separate existence of Gulf South will cease, and Gulf South Bank and Trust Company, a wholly owned subsidiary of Gulf South (the "Bank"), will become a wholly owned subsidiary of Regions and will continue in operation serving its current markets as a Louisiana state-chartered commercial bank until combined with Regions Bank of Louisiana, the principal banking subsidiary of Regions operating in Louisiana. For a further description of the terms of the Merger, see "Description of the Transaction."

     This Prospectus also constitutes a Proxy Statement of Gulf South and is being furnished to the stockholders of Gulf South in connection with the solicitation of proxies by the Board of Directors of Gulf South for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on April 10, 1997, to consider and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of Gulf South on or about March 12, 1997.


   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is March 12, 1997.

                              AVAILABLE INFORMATION

     Regions is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     No person is authorized to give any information or to make any representations other than those included in this Proxy Statement/Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Regions or Gulf South. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Regions or Gulf South since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to Gulf South was supplied by Gulf South.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (which includes supplemental consolidated financial statements of Regions, giving effect to the March 1, 1996 combination of First National Bancorp with Regions, accounted for as a pooling of interests);

         2. Regions' Quarterly Reports on Form 10-Q for the three months ended March 31, June 30, and September 30, 1996;

         3. Regions' Current Report on Form 8-K dated as of March 1, 1996, and amendment no. 1 thereto filed March 28, 1996;

         4. Regions' Current Report on Form 8-K filed June 4, 1996 (which includes management's discussion and analysis of financial condition and results of operations of Regions, giving effect to the combination of First National Bancorp with Regions, accounted for as a pooling of interests);

         5. Regions' Current Report on Form 8-K filed June 26, 1996;

         6. Regions' Current Report on Form 8-K filed November 20, 1996;

         7. Regions' report on Form 10-C filed March 11, 1996; and

         8. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1995," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement. In particular, reference is made to the Regions' Annual Report on Form 10-K for the year ended December 31, 1995, and Regions' Current Report on Form 8-K dated June 4, 1996, which include supplemental consolidated financial statements and the related management's discussion and analysis of financial condition and results of operations of Regions, giving effect to the combination of First National Bancorp with Regions, effected March 1, 1996, and accounted for as a pooling of interests. See "Summary" and "Business of Regions--Recent Developments."

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE (334) 832-8401). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 3, 1997.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION.............................................................................................2
DOCUMENTS INCORPORATED BY REFERENCE...............................................................................2
SUMMARY...........................................................................................................6
     The Parties..................................................................................................6
     Special Meeting of Gulf South Stockholders...................................................................7
     Record Date; Vote Required...................................................................................7
     The Merger; Exchange Ratio...................................................................................7
     Dissenting Stockholders......................................................................................7
     Reasons for the Merger; Recommendation of Gulf South's Board
      of Directors................................................................................................7
     Opinion of Gulf South's Financial Advisor....................................................................8
     Effective Date...............................................................................................8
     Exchange of Stock Certificates...............................................................................8
     Regulatory Approvals and Other Conditions....................................................................8
     Waiver, Amendment, and Termination of the Agreement..........................................................9
     Interests of Certain Persons in the Merger...................................................................9
     Certain Federal Income Tax Consequences of the Merger........................................................9
     Certain Differences in Stockholders' Rights..................................................................9
     Comparative Market Prices of Common Stock...................................................................10
     Comparative Per Share Data..................................................................................10
     Selected Financial Data.....................................................................................11
THE SPECIAL MEETING..............................................................................................14
     General.....................................................................................................14
     Record Date; Vote Required..................................................................................14
DESCRIPTION OF THE TRANSACTION...................................................................................15
     General.....................................................................................................15
     Background of and Reasons for the Merger....................................................................15
     Opinion of Gulf South's Financial Advisor...................................................................17
     Effective Date of the Merger................................................................................19
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares.............................................................................20
     Conditions to Consummation of the Merger....................................................................20
     Regulatory Approvals........................................................................................21
     Waiver, Amendment, and Termination of the Agreement.........................................................22
     Conduct of Business Pending the Merger......................................................................22
     Management Following the Merger.............................................................................23
     Interests of Certain Persons in the Merger..................................................................23
     Dissenting Stockholders.....................................................................................24
     Certain Federal Income Tax Consequences of the Merger.......................................................26
     Accounting Treatment........................................................................................27
     Expenses and Fees...........................................................................................27
     Resales of Regions Common Stock.............................................................................27
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................28
     Antitakeover Provisions Generally...........................................................................28
     Authorized Capital Stock....................................................................................29
     Amendment of Certificate or Articles of Incorporation and Bylaws............................................29
     Classified Board of Directors and Absence of Cumulative Voting..............................................30



     Removal of Directors........................................................................................30
     Limitations on Director Liability...........................................................................30
     Indemnification.............................................................................................31
     Special Meetings of Stockholders............................................................................31
     Actions by Stockholders Without a Meeting...................................................................32
     Stockholder Nominations and Proposals.......................................................................32
     Mergers, Consolidations, and Sales of Assets Generally......................................................32
     Business Combinations with Certain Persons..................................................................33
     Dissenters' Rights of Appraisal.............................................................................34
     Stockholders' Rights to Examine Books and Records...........................................................34
     Dividends...................................................................................................35
COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................35
GULF SOUTH MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................................................37
BUSINESS OF GULF SOUTH...........................................................................................42
     Business and Properties.....................................................................................42
     Competition.................................................................................................42
     Legal Proceedings...........................................................................................42
     Management..................................................................................................43
     Employee Benefit Plans......................................................................................43
     Transactions with Management ...............................................................................43
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF Gulf SOUTH.......................................................44
BUSINESS OF REGIONS..............................................................................................45
     General.....................................................................................................45
     Recent Developments.........................................................................................45
SUMMARY PRO FORMA FINANCIAL DATA ................................................................................48
     Selected Pro Forma Combined Data for Regions and Gulf South.................................................48
     Selected Pro Forma Combined Data for Regions, Gulf South, and
        Certain Transactions.....................................................................................49
CERTAIN REGULATORY CONSIDERATIONS................................................................................51
     General.....................................................................................................51
     Payment of Dividends........................................................................................52
     Capital Adequacy............................................................................................53
     Support of Subsidiary Institutions..........................................................................54
     Prompt Corrective Action....................................................................................54
     FDIC Insurance Assessments..................................................................................55
DESCRIPTION OF REGIONS COMMON STOCK..............................................................................57
STOCKHOLDER PROPOSALS............................................................................................57
EXPERTS..........................................................................................................57
OPINIONS.........................................................................................................57
INDEX TO GULF SOUTH FINANCIAL STATEMENTS........................................................................F-1
APPENDIX A--Agreement and Plan of Merger........................................................................A-1
APPENDIX B--Opinion of Baxter Fentriss and Company..............................................................B-1
APPENDIX C--Copy of Section 131 of the Louisiana Business Corporation Law.......................................C-1


                                     SUMMARY

     The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "Gulf South" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     Gulf South. Gulf South is a bank holding company organized and existing under the laws of the state of Louisiana, with its principal executive office located in Gretna, Louisiana. Gulf South operates principally through the Bank, which is a wholly owned subsidiary of Gulf South and a Louisiana state-chartered commercial bank and which provides a range of retail banking services through two offices in Jefferson Parish, Louisiana. At September 30, 1996, Gulf South had total consolidated assets of approximately $55 million, total consolidated deposits of approximately $48 million, and total consolidated stockholders' equity of approximately $5 million. Gulf South's principal executive office is located at 313 Westbank Expressway, Gretna, Louisiana, 70053 and its telephone number at such address is (504) 361-7500.

     Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 373 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1996. At that date, Regions had total consolidated assets of approximately $18.7 billion, total consolidated deposits of approximately $15.2 billion, and total consolidated stockholders' equity of approximately $1.6 billion. Regions is the second largest bank holding company headquartered in Alabama in terms of assets, based on September 30, 1996 information. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Since December 31, 1995, Regions has completed the acquisitions of ten financial institutions and has pending six acquisitions, including the Merger. For information concerning Regions' acquisition activities, see "Documents Incorporated by Reference," "Business of Regions--Recent Developments," and "Summary Pro Forma Financial Data."

     Regions commenced operations in 1971, under its former name First Alabama Bancshares, Inc., as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF GULF SOUTH STOCKHOLDERS

     The Special Meeting will be held at 2:00 p.m., local time, on April 10, 1997, at Gulf South's main office, 313 Westbank Expressway, Gretna, Louisiana, 70053, for the purpose of considering and voting on approval of the Agreement. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED

     Only holders of record of Gulf South Common Stock at the close of business on March 10, 1997 (the "Record Date"), will be entitled to vote at the Special Meeting. Approval of the Agreement will require the affirmative vote of at least two thirds of the voting power represented in person or by proxy at the Special Meeting. As of the Record Date, there were 390,000 shares of Gulf South Common Stock outstanding and entitled to be voted.

     The directors and executive officers of Gulf South and their affiliates beneficially owned, as of the Record Date, 154,072 shares (or approximately
39.51 % of the outstanding shares) of Gulf South Common Stock. Each member of the Board of Directors of Gulf South has agreed to vote those Gulf South shares beneficially owned by such member in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of Gulf South Common Stock. As of that date, neither Gulf South nor Regions held any shares of Gulf South Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

     The Agreement provides for the acquisition of Gulf South by Regions pursuant to the Merger of Gulf South with and into Regions. On the Effective Date, each share of Gulf South Common Stock then issued and outstanding (except for shares held by Gulf South, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .4817 of a share of Regions Common Stock (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any Gulf South stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last full trading day immediately preceding the Effective Date. See "Description of the Transaction--General."

DISSENTING STOCKHOLDERS

      Holders of Gulf South Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive fair value of such holders' shares of Gulf South Common Stock in cash in accordance with the applicable provisions of the Louisiana Business Corporation Law (the "Louisiana Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenters' Rights," and the applicable provisions of the Louisiana Act are reproduced as Appendix C.

REASONS FOR THE MERGER; RECOMMENDATION OF GULF SOUTH'S BOARD OF DIRECTORS

     Gulf South's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, Gulf South and its stockholders. Accordingly, Gulf South's Board unanimously recommends that Gulf South's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF GULF SOUTH HAS AGREED TO VOTE THOSE SHARES OF GULF SOUTH COMMON STOCK BENEFICIALLY OWNED BY SUCH MEMBER IN FAVOR OF THE AGREEMENT. In approving the Agreement, Gulf South's directors considered Gulf South's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, and the opinion of Baxter Fentriss and Company ("BFC"). See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF GULF SOUTH'S FINANCIAL ADVISOR

     BFC has rendered an opinion to Gulf South that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Gulf South. The opinion of BFC is attached as Appendix B to this Proxy Statement/Prospectus. Gulf South stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction--Opinion of Gulf South's Financial Advisor."

EFFECTIVE DATE

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and Gulf South, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur by the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of Gulf South stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1997, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction-- Effective Date of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of Gulf South a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Gulf South Common Stock for certificates representing shares of Regions Common Stock. GULF SOUTH STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Commissioner of Financial Institutions of the state of Louisiana (the "Louisiana Commissioner"). Applications for the requisite approvals have been filed with these agencies, each of which has yet to issue its approval of the Merger. There can be no assurance that the approvals of the Louisiana Commissioner and the Federal Reserve will be given or as to the timing or conditions of such approvals.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of Gulf South stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction--Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual consent of the Boards of Directors of both Gulf South and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by May 15, 1997, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, Gulf South will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Gulf South's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of Gulf South generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits. See "Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of Gulf South Common Stock for Regions Common Stock will not give rise to gain or loss to Gulf South stockholders, except to the extent of any cash received in lieu of fractional share interests. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of
Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

     DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, GULF SOUTH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, Gulf South stockholders, whose rights are governed by the Louisiana Act and by Gulf South's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

     The rights of Regions stockholders differ from the rights of Gulf South stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Regions Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. Gulf South Common Stock is not traded in any established market. The following table sets forth, as of the indicated dates,
(i) the last sale price of Regions Common Stock and (ii) the equivalent per share price (as explained below) of Gulf South Common Stock. The indicated dates of September 26, 1996, and March 10, 1997 represent, respectively, the last trading day immediately preceding public announcement of the proposed acquisition of Gulf South by Regions and the latest practicable date prior to the mailing of this Proxy Statement/Prospectus.

                                                             EQUIVALENT
                                                                 PER
                                                             SHARE PRICE
                                     REGIONS               OF GULF SOUTH
MARKET PRICE PER SHARE AT:        COMMON STOCK              COMMON STOCK
--------------------------        ------------              ------------

September 26, 1996                   $ 47.88                   $  23.06
March 10, 1997                         60.56                      29.17

     The equivalent per share price of Gulf South Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of .4817. Stockholders are advised to obtain current market quotations for Regions Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date. There is no established market for Gulf South Common Stock and management of Gulf South is not aware of, and the stockholder records of Gulf South do not reflect, any recent purchase and sale of Gulf South Common Stock.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and Gulf South, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, (iii) an equivalent pro forma basis per share of Gulf South Common Stock, giving effect to the Merger, (iv) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger and certain other transactions (as specified under "Summary Pro Forma Financial Data"), and (v) an equivalent pro forma basis per share of Gulf South Common Stock, giving effect to the Merger and such certain other transactions. The Regions and Gulf South pro forma combined information and the Gulf South pro forma Merger equivalent information give effect to the Merger on a purchase accounting basis and assume an Exchange Ratio of .4817. The Regions, Gulf South, and Certain Transactions pro forma combined information and the Gulf South pro forma Merger and Certain Transactions equivalent information give effect to (i) the Merger as described in the preceding sentence and (ii) the other acquisitions pending as of September 30, 1996, as described under "Summary Pro Forma Financial Data--Selected Pro Forma Combined Data for Regions, Gulf South, and Certain Transactions." See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and Gulf South, including the respective notes thereto. Regions' historical information has been restated to give effect to the combination of First National Bancorp with Regions, effected March 1, 1996, and accounted for as a pooling of interests. See "Documents Incorporated by Reference," and "--Selected Financial Data."




                                                               NINE MONTHS ENDED
                                                                  SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                               -----------------        -------------------------
                                                                1996      1995           1995      1994      1993
                                                                ----      ----           ----      ----      ----
                                                                    (Unaudited)       (Unaudited except Regions
                                                                                     and Gulf South historical)

NET INCOME PER COMMON SHARE
Regions historical.......................................     $ 2.66    $ 2.49         $ 3.21    $ 3.10    $ 2.81
Gulf South historical ...................................       1.96      2.41           3.02      3.57      2.13
Regions and Gulf South pro forma combined(1).............       2.67                     3.22
Gulf South pro forma Merger equivalent(2)................       1.29                     1.55
Regions, Gulf South, and certain transactions
     pro forma combined(3) ..............................       2.63                     3.23
Gulf South pro forma Merger and certain
     transactions equivalent(2)..........................       1.27                     1.56
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical.......................................     $ 1.05    $  .99         $ 1.32    $ 1.20    $ 1.04
Gulf South historical....................................         --        --             --        --        --
Gulf South pro forma Merger equivalent(4)................        .51       .48            .64
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical.......................................     $24.86    $23.00         $23.38    $21.26    $19.85
Gulf South historical....................................      13.80     11.57          12.41      9.03      5.54
Regions and Gulf South pro forma combined(1).............      24.86
Gulf South pro forma Merger equivalent(2)................      11.98
Regions, Gulf South, and certain transactions
     pro forma combined(3)...............................      24.89
Gulf South pro forma Merger and certain
     transactions equivalent(2)..........................      11.99

(1) Represents the combined results of Regions and Gulf South as if the Merger were consummated on January 1, 1995 (or September 30, 1996, in the case of Book Value Per Share Data), and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of .4817 of a share of Regions Common Stock for each share of Gulf South Common Stock.
(3) Represents the pro forma combined information of Regions, Gulf South, and the other acquisitions pending as of September 30, 1996, as if the Merger were consummated at the time and pursuant to the accounting basis described in note (1) and such other acquisitions were consummated at the time and pursuant to the accounting bases described under "Summary Pro Forma Financial Data--Selected Pro Forma Combined Data for Regions, Gulf South, and Certain Transactions."
(4) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of .4817 of a share of Regions Common Stock for each share of Gulf South Common Stock.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and Gulf South. The data for Regions have been restated to give effect to the combination with First National Bancorp consummated on March 1, 1996, which was accounted for as a pooling of interests. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and Gulf South incorporated by reference or included herein. Interim unaudited data for the nine months ended September 30, 1996 and 1995 of Regions and Gulf South reflect, in the opinion of the respective managements of Regions and Gulf South, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine months ended September 30, 1996, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions

                                                                 NINE MONTHS
                                                              ENDED SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                            -----------------------       ----------------------
                                                            1996               1995              1995
                                                     --------------    --------------    --------------
                                                                   (Unaudited)
                                                            (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income ..........................   $    1,029,151    $      937,180    $    1,259,600
  Total interest expense .........................          508,573           472,106           635,336
  Net interest income ............................          520,578           465,074           624,264
  Provision for loan losses ......................           21,734            17,275            30,271
  Net interest income after
       loan loss provision .......................          498,844           447,799           593,993
  Total noninterest income excluding
       security gains (losses) ...................          162,759           138,919           187,830
  Security gains (losses) ........................              259               307              (424)
  Total noninterest expense ......................          415,955           355,734           487,461
  Income tax expense .............................           81,022            77,339            96,109
  Net income .....................................          164,885           153,952           197,829

PER SHARE DATA:
  Net income .....................................   $         2.66    $         2.49    $         3.21
  Cash dividends .................................             1.05               .99              1.32
  Book value .....................................            24.86             23.00             23.38

OTHER INFORMATION:
  Average number of shares outstanding ...........           61,980            61,765            61,670

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets ...................................   $   18,731,424    $   16,959,785    $   16,851,774
  Securities .....................................        4,005,675         3,848,618         3,863,781
  Loans, net of unearned income ..................       13,032,238        11,567,327        11,542,311
  Total deposits .................................       15,186,950        13,329,310        13,497,612
  Long-term debt .................................          447,959           653,431           632,019
  Stockholders' equity ...........................        1,554,740         1,418,056         1,429,253

PERFORMANCE RATIOS:
  Return on average assets (1) ...................             1.25%             1.26%             1.21%
  Return on average stockholders'
       equity (1) ................................            14.83             15.06             14.29
  Net interest margin (1) ........................             4.29              4.22              4.21
  Efficiency (2) .................................            59.97             57.70             58.79
  Dividend payout ................................            39.47             39.76             41.12

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income (1) ................              .10%              .10%              .17%
  Problem assets to net loans and
       other real estate (3) .....................              .54               .65               .59
  Nonperforming assets to net loans
       and other real estate (4) .................              .73               .71               .68
  Allowance for loan losses to loans,
       net of unearned income ....................             1.37              1.36              1.38
  Allowance for loan losses to
       nonperforming assets (4) ..................           186.89            191.54            202.55

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets ............................             8.41%             8.39%             8.44%
  Average loans to average deposits ..............            85.01             86.91             86.12
  Tier 1 risk-based capital (5) ..................            10.71             10.82             11.14
  Total risk-based capital (5) ...................            13.53             14.28             14.61
  Tier 1 leverage (5) ............................             7.57              7.25              7.49

                                                                            YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------------------
                                                           1994               1993            1992              1991
                                                     --------------    --------------    --------------    --------------
                                                                 (In thousands except per share data and ratios)

INCOME STATEMENT DATA:
  Total interest income ..........................   $      991,693    $      746,544    $      737,094    $      778,848
  Total interest expense .........................          436,157           296,195           324,420           428,083
  Net interest income ............................          555,536           450,349           412,674           350,765
  Provision for loan losses ......................           20,580            24,695            39,367            34,879
  Net interest income after
       loan loss provision .......................          534,956           425,654           373,307           315,886
  Total noninterest income excluding
       security gains (losses) ...................          171,705           169,318           148,007           129,232
  Security gains (losses) ........................              344               831             2,353               (89)
  Total noninterest expense ......................          442,376           383,130           343,279           302,795
  Income tax expense .............................           84,109            66,169            56,405            41,502
  Net income .....................................          180,520           146,504           123,983           100,732

PER SHARE DATA:
  Net income .....................................   $         3.10    $         2.81    $         2.42    $         2.01
  Cash dividends .................................             1.20              1.04               .91               .87
  Book value .....................................            21.26             19.85             17.13             15.47

OTHER INFORMATION:
  Average number of shares outstanding ...........           58,206            52,153            51,192            50,192

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets ...................................   $   15,810,076    $   13,163,161    $   10,457,676    $    9,188,048
  Securities .....................................        3,346,291         2,993,417         2,255,732         2,076,199
  Loans, net of unearned income ..................       10,855,195         8,430,931         6,657,557         5,726,818
  Total deposits .................................       12,575,593        11,025,376         8,923,801         8,047,731
  Long-term debt .................................          599,476           525,820           151,460            24,461
  Stockholders' equity ...........................        1,286,322         1,106,361           886,116           779,002

PERFORMANCE RATIOS:
  Return on average assets (1) ...................             1.27%             1.38%             1.29%             1.15%
  Return on average stockholders'
       equity (1) ................................            15.26             15.76             15.04             13.58
  Net interest margin (1) ........................             4.37              4.77              4.85              4.58
  Efficiency (2) .................................            59.44             60.23             59.62             60.92
  Dividend payout ................................            38.71             37.01             37.60             43.28

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income (1) ................              .19%              .23%              .36%              .45%
  Problem assets to net loans and
       other real estate (3) .....................              .75              1.12              1.29              1.62
  Nonperforming assets to net loans
       and other real estate (4) .................              .80              1.28              1.39              1.74
  Allowance for loan losses to loans,
       net of unearned income ....................             1.32              1.48              1.51              1.34
  Allowance for loan losses to
       nonperforming assets (4) ..................           164.48            115.88            107.97             76.76

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets ............................             8.35%             8.76%             8.60%             8.49%
  Average loans to average deposits ..............            79.90             76.41             71.59             72.34
  Tier 1 risk-based capital (5) ..................            10.69             11.13             11.68             11.85
  Total risk-based capital (5) ...................            14.29             13.48             14.44             13.19
  Tier 1 leverage (5) ............................             8.21             10.11              8.44              8.40

(1)  Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

Selected Historical Financial Data of Gulf South

                                              NINE MONTHS
                                           ENDED SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                           -------------------      --------------------------------------------------
                                             1996       1995        1995       1994        1993       1992        1991
                                             ----       ----        ----       ----        ----       ----        ----
                                              (Unaudited)
                                                          (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income .................  $ 3,417   $  3,315    $  4,453    $  3,827     $ 3,686   $  4,594     $  5,708
  Total interest expense ................      864        865       1,171         912         903      1,467        2,808
  Net interest income ...................    2,553      2,450       3,282       2,915       2,783      3,127        2,900
  Provision (credit) for loan losses ....      162        (81)       (141)         16         435      1,051        1,524
  Net interest income after
       loan loss provision ..............    2,391      2,531       3,423       2,899       2,348      2,076        1,376
  Total noninterest income
       excluding security gains (losses)       777        886       1,175       1,103       1,030      1,236        1,689
  Security gains (losses) ...............     --         --          --          --           157        156         --
  Total noninterest expense .............    1,990      2,259       3,029       3,090       2,741      4,369        4,331
  Income tax expense (benefit) ..........      413        218         392        (470)       --         --           --
  Net income (loss) .....................  $   765   $    940    $  1,177    $  1,382     $   794   $   (901)    $ (1,266)

PER SHARE DATA:
  Net income (loss) .....................  $  1.96   $   2.41    $   3.02    $   3.57     $  2.13   $  (4.02)    $  (5.68)
  Cash dividends ........................     --         --          --          --          --         --           --
  Book value ............................    13.80      11.57       12.41        9.03        5.54       3.58         7.85

OTHER INFORMATION:
  Average number of shares outstanding ..      390        390         390         388         372        224          223

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets ..........................  $54,705   $ 54,328    $ 53,959    $ 49,684     $46,586   $ 50,685     $ 61,940
  Securities held to maturity ...........      500     12,088        --         8,602       4,694      9,013       11,236
  Securities available for sale .........   16,377      3,494      16,223       2,423       2,501       --           --
  Loans, net of unearned income .........   29,483     29,885      31,593      31,001      32,371     31,750       39,376
  Total deposits ........................   48,396     49,094      48,369      45,215      43,410     48,418       58,479
  Long-term debt ........................     --          500         326         731         802        894        1,304
  Stockholders' equity ..................    5,381      4,514       4,840       3,524       2,160      1,166        1,760

PERFORMANCE RATIOS:
  Return on average assets (1) ..........     1.81%      1.98%       1.96%       2.51%       1.79%     (1.39)%      (1.83)%
  Return on average stockholders'
       equity (1) .......................    19.79      24.17       23.61       35.28       32.63     (34.29)      (37.76)
  Net interest margin (1) ...............     6.21       6.30        6.28        6.13        6.13       5.33         4.28
  Efficiency (2) ........................    59.90      67.36       67.30       76.50       72.20      98.20        91.90
  Dividend payout .......................     --         --          --          --          --         --           --

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income (1)  ......     1.09%       .33%        .31%        .10%       2.27%      4.09%        2.12%
  Problem assets to net loans and
       other real estate (3) ............     2.00       1.19        2.41        2.38        3.40       6.78        11.56
  Nonperforming assets to net loans
       and other real estate (4) ........     1.69        .90        2.37        2.31        3.39       6.77        10.19
  Allowance for loan losses to loans,
       net of unearned income ...........     1.50       2.08        1.71        2.51        2.46       3.30         3.94
  Allowance for loan losses to
       nonperforming assets (4) .........      .89       2.32         .72        1.95        2.23       1.92         1.20

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets ...................     9.27%      8.21%       9.00%       8.08%       6.34%      4.18%        4.23%
  Average loans to average deposits .....    63.39      61.19       63.08       65.45       73.14      79.94        71.19
  Tier 1 risk-based capital (5) .........    16.56      13.92       13.75       12.57        9.21       6.71         7.13
  Total risk-based capital (5) ..........    17.81      15.18       15.00       13.84       10.47       7.99         8.42
  Tier 1 leverage (5) ...................     9.94       8.49        8.78        8.14        6.44       3.91         4.06

     (1)  Interim period ratios are annualized.
     (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
     (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
     (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
     (5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of Gulf South Common Stock in connection with the solicitation by the Gulf South Board of Directors of proxies for use at the Special Meeting, at which Gulf South stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 2:00 p.m., local time, on April 10, 1997, at the main offices of Gulf South, located at 313 Westbank Expressway, Gretna, Louisiana, 70053.

      Gulf South stockholders are requested promptly to sign, date, and return the accompanying proxy card to Gulf South in the enclosed postage-paid, addressed envelope.

     Any Gulf South stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to Gulf South a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by Gulf South before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to Gulf South Bancshares, Inc., 313 Westbank Expressway, Gretna, Louisiana, 70053, Attention:
Max Gritzman, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of Gulf South Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, Gulf South is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of Gulf South, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

      Gulf South stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

      Gulf South's Board of Directors has established the close of business on March 10, 1997, as the Record Date for determining the Gulf South stockholders entitled to notice of and to vote at the Special Meeting. Only Gulf South stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. Approval of the Agreement will require the affirmative vote of at least two thirds of the voting power represented in person or by proxy at the Special Meeting. Therefore, an abstention by a stockholder present in person or represented by proxy at the Special Meeting will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. As of the Record Date, there were approximately 195 holders of 390,000 shares of Gulf South Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by Gulf South to beneficially own more than 5.0% of the outstanding shares of Gulf South Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of Gulf South."

     The presence, in person or by proxy, of a majority of the outstanding shares of Gulf South Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of Gulf South Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. Once a quorum is established, approval of the Agreement requires the affirmative vote of at least two thirds of the voting power represented in person or by proxy at the Special Meeting.

     The directors and executive officers of Gulf South and their affiliates beneficially owned, as of the Record Date, 154,072 shares (or approximately 39.51% of the outstanding shares) of Gulf South Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of Gulf South Common Stock. As of that date, no subsidiary of either Gulf South or Regions held any shares of Gulf South Common Stock in a fiduciary capacity for others.


                         DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Each share of Gulf South Common Stock (excluding any shares held by Gulf South, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into .4817 of a share of Regions Common Stock. Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a Gulf South stockholder would otherwise receive multiplied by the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day preceding the time of the Merger on the Effective Date.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

     In early 1995 the Board of Directors of Gulf South began to evaluate whether the interests of the stockholders, officers and employees, customers, and the community would be better served by combining Gulf South with another institution if a fair price could be negotiated or by retaining its independent status. The directors unanimously concluded that Gulf South had insufficient assets and was unlikely to develop sufficient assets to justify the costs to be incurred to develop new and specialized products to compete with those being offered by its larger and better capitalized competitors and to justify the increased cost of regulatory compliance. Accordingly, BFC was retained as investment advisor and charged with finding a suitable merger candidate.

     Negotiations during the Spring and Summer of 1995 resulted in three acceptable offers being received and BFC presented those offers to the Board in August, 1995. After additional negotiation, the Board, in October, 1995, accepted an all cash offer from a local institution. The acquiring institution, however, was not able to obtain regulatory approval to consummate the transaction and, after further efforts to obtain approval failed following an extension to the agreement, the merger agreement was terminated in May, 1996.

     The Board of Gulf South then requested BFC to contact larger local and regional financial institutions to determine their interest in acquiring Gulf South. These contacts resulted in negotiations with Regions, a proposal from Regions in July, 1996 that was subsequently approved by the Gulf South Board and a definitive Agreement and Plan of Merger that was executed in October 1996.

     Gulf South's Reasons for the Merger. In approving the Merger, the directors of Gulf South considered a number of factors. Without assigning any relative or specific weights to the factors, the Gulf South Board of Directors considered the following material factors:

     (a) the information presented to the directors by the management of Gulf South concerning business, operations, earnings, asset quality, and financial condition of Gulf South, including compliance with regulatory capital requirements on an historical and prospective basis;

     (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of Gulf South Common Stock;

     (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Gulf South Common Stock for Regions Common Stock for federal and state income tax purposes;

     (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

     (e) the social and economic effects of the proposed Merger on Gulf South, the Bank and its employees, customers and the communities served; and

     (f) the opinion rendered by BFC to the effect that, from a financial point of view, the Exchange Ratio is fair to the holders of Gulf South Common Stock.

     The terms of the Merger were the result of arms-length negotiations between representatives of Gulf South and Regions. Based upon its consideration of the foregoing factors, the Board of Directors of Gulf South unanimously approved the Merger as being in the best interests of Gulf South and its stockholders. Each member of the Board of Directors of Gulf South has agreed to vote those shares of Gulf South Common Stock beneficially owned by such member in favor of the Merger and the Agreement.

     Gulf South's Board of Directors unanimously recommends that Gulf South stockholders vote for approval of the Agreement.

     Regions' Reasons for the Merger. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

     (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of Gulf South on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which Gulf South operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of Gulf South; and

     (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF GULF SOUTH'S FINANCIAL ADVISOR

     BFC has acted as financial advisor to Gulf South in connection with the merger. BFC assisted Gulf South in identifying prospective acquirors. On January 2, 1997, BFC delivered to Gulf South its opinion that as of such date, and on the basis of matters referred to herein, the offer is fair, from a financial point of view, to the holders of Gulf South Common Stock. In rendering its opinion BFC consulted with the management of Gulf South and Regions, reviewed the Agreement and certain publicly-available information on the parties, and reviewed certain additional materials made available by the management of the respective banks.

     In addition BFC discussed with the management of Gulf South and Regions their respective businesses and outlooks. No limitations were imposed by Gulf South's Board of Directors upon BFC with respect to the investigation made or procedures followed by it in rendering its opinion. The written opinion of BFC dated as of January 2, 1997 supplemented and confirmed BFC's earlier oral opinion to the Board of Directors of Gulf South concerning the proposed Merger. The full text of BFC's written opinion is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by BFC in connection therewith.

     BFC's opinion is directed to Gulf South's Board of Directors only, and is directed only to the fairness, from a financial point of view, of the Exchange Ratio. It does not address Gulf South's underlying business decision to effect the Merger, nor does it constitute a recommendation to any Gulf South stockholder as to how such stockholder should vote with respect to the Merger at the Special Meeting or as to any other matter.

     BFC's opinion was one of many factors taken into consideration by Gulf South's Board of Directors in making its determination to approve the Merger Agreement, and the receipt of BFC's opinion is a condition precedent to Gulf South consummating the Merger. The opinion of BFC does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Gulf South or the effect of any other business combination in which Gulf South might engage.

     BFC, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. BFC is a nationally recognized advisor to firms in the financial services industry on mergers and acquisitions. Gulf South selected BFC as its financial advisor because BFC is an investment banking firm focusing on bank and thrift transactions, and because of the firm's extensive experience and expertise in transactions similar to the Merger. BFC is not affiliated with Regions or Gulf South.

     In connection with rendering its opinion to Gulf South's Board of Directors, BFC performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, BFC considered such financial and other factors as it deemed appropriate under the circumstances including, among other, the following: (i) the historical and current financial condition and results of operations of Regions and Gulf South including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, capitalization, the amount and type of non-performing assets, the impact of holding certain non-earning real estate assets, the reserve for loan losses and possible tax consequences resulting from the transaction; (ii) the business prospects of Regions and Gulf South; (iii) the economies of Regions' and Gulf South's respective market areas; (iv) the historical and current market for Regions and Gulf South Common Stock; and (v) the nature and terms of certain other merger transactions that it believed to be relevant. BFC also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in Louisiana.

     In connection with rendering its opinion, BFC reviewed (i) the Agreement;
(ii) drafts of this Proxy Statement/Prospectus; (iii) the Annual Reports to stockholders, including the audited financial statements of Gulf South for the year ended December 31, 1995 and unaudited financial data for June 30, 1996 and Regions for the year ended December 31, 1995, and quarter ending June 30, 1996;
(iv) pro forma combined unaudited condensed balance sheets as of December 31, 1995 and June 30, 1996, pro forma combined unaudited statements of income for the year ended December 31, 1995 and June 30, 1996; (v) certain additional financial and operating information with respect to the business, operations and prospects of Regions and Gulf South as it deemed appropriate. BFC also (vi) held discussions with members of the senior management of Regions and Gulf South regarding the historical and current business operation, financial condition and future prospects of their respective companies; (vii) reviewed the historical market prices and trading activity for the common stock of Gulf South and Regions; (viii) compared the results of operations of Gulf South and Regions with those of certain banking companies that it deemed to be relevant; (ix) analyzed the pro forma financial impact of the Merger on Regions; (x) analyzed the pro forma financial impact of the Merger on Gulf South; and (xi) conducted such other studies, analyses, inquiries and examinations as BFC deemed appropriate.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the Exchange Ratio to holders of Gulf South Common Stock was to some extent a subjective one based on the experience and judgment of BFC and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, BFC believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be BFC's view of the actual value of Gulf South or Regions.

     In performing its analyses, BFC made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Gulf South or Regions. The analyses performed by BFC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, BFC assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to Gulf South.

     The following is a summary of selected analyses performed by BFC in connection with its opinion.

     1. Stock Price History. BFC studied the history of the trading prices and volume for Gulf South and Regions Common Stock and compared that to publicly traded banks in Louisiana and to the price offered by Regions. As of September 30, 1996, Regions' offer to Gulf South was $23.06 per share, or 1.73x June 30, 1996 book value.

     2. Comparative Analysis. BFC compared the price to earnings multiple, price to book multiple, and price to assets multiple of the Regions offer with other comparable merger transactions in Louisiana after considering Gulf South's non-performing assets and other variables. The comparative multiples included both bank and thrift sales during the last 3 years. On a price/book basis, the Gulf South transaction ranked 3rd out of 7 transactions. On a price/earnings basis, it ranked 6th out of 7.

     3. BFC considered the pro forma impact of the transaction, and concluded the transaction should have a positive long-term impact on Regions earnings per share, book value per share, and market price.

     4. BFC performed a discounted cash flow analysis to determine hypothetical present values for a share of Gulf South's common stock as a 5 and 10 year investment. Under this analysis, BFC considered various scenarios for the performance of Gulf South's stock using (i) a range from 4% to 8% in the growth of Gulf South's earnings and dividends and (ii) a range from 8 times to 12 times earnings as the terminal value for Gulf South's stock. A range of discount rates from 12% to 15% were applied to these alternative growth and terminal value scenarios. These ranges of discount rates, growth alternatives, and terminal values were chosen based upon what BFC, in its judgment, considered to be appropriate taking into account, among other things, Gulf South's past and current performance, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and for companies with similar risk profiles. In all of the scenarios considered, the present value of a share of Gulf South's common stock was calculated at less than that of the Regions offer. Thus, BFC discounted cash flow analysis indicated that Gulf South stockholders would be in a better financial position by receiving the Regions common stock offered in the Merger transaction rather than continuing to hold Gulf South Common Stock.

     Using publicly available information on Regions and applying the capital guidelines of banking regulators, BFC's analysis indicated that the Merger would not seriously dilute the capital and earnings capacity of Regions and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, BFC considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and did not believe there to be an issue with regard to possible antitrust concerns.

     BFC has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. BFC has assumed that all estimates, including those as to possible economics of scale, were reasonably prepared by management, and reflect their best current judgments. BFC did not make an independent appraisal of the assets or liabilities of either Gulf South or Regions, and has not been furnished such an appraisal.

     No company or transaction used as a comparison in the above analysis is identical to Gulf South, Regions, or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

     BFC will be paid an amount equal to 1.5% of aggregate consideration plus reasonable out-of-pocket expenses for its services. Gulf South has agreed to indemnify BFC against certain liabilities, including certain liabilities under federal securities laws.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and Gulf South, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the

Agreement is approved by the requisite vote of Gulf South stockholders; or such later date within 30 days thereof as may be specified by Regions.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and Gulf South anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1997. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either Regions or Gulf South generally may terminate the Agreement if the Merger is not consummated by May 15, 1997, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of Gulf South a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Gulf South Common Stock for certificates representing shares of Regions Common Stock.

      GULF SOUTH STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for Gulf South Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Gulf South Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, Gulf South stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their Gulf South Common Stock has been converted, regardless of whether such stockholders have surrendered their Gulf South Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered Gulf South certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     The stock transfer books of Gulf South will be closed at the effective time of the Merger and after the Effective Date, there will be no transfers of shares of Gulf South Common Stock on Gulf South's stock transfer books. If certificates representing shares of Gulf South Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

     (a) approval from the Federal Reserve and the Louisiana Commissioner, and the expiration of all applicable waiting periods associated with these approvals, without any conditions or restrictions that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment have entered into the Agreement;

     (b) the approval by the holders of requisite number of shares of Gulf South Common Stock;

     (c) the absence of any action by any court or governmental authority of competent jurisdiction restricting, prohibiting, or making illegal consummation of the Merger and the other transactions contemplated by the Agreement;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of Gulf South Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to Gulf South stockholders, except to the extent of any cash received; and

     (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others:
(i) the delivery by Regions and Gulf South of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement and (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

     Regions and Gulf South are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The Merger also is subject to the approval of the Louisiana Commissioner. In its evaluation, the Louisiana Commissioner will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and Gulf South approved by their respective Boards of Directors; provided, however, that after approval by the Gulf South stockholders, no amendment that requires further approval of the Gulf South stockholders pursuant to the Louisiana Act, including decreasing the consideration to be received by Gulf South stockholders, may be made without such approval.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by Gulf South stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required regulatory approval or consent, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of the requisite number of shares of Gulf South Common Stock shall not have approved the Agreement;

     (c) by mutual agreement of the Boards of Directors of Regions and Gulf
South;

     (d) by the Board of Directors of either party, in the event of a breach by the other party of any provision of the Agreement which meets certain standards specified in the Agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party; or

     (e) by the Board of Directors of either party if the Merger shall not have been consummated by May 15. 1997, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.

     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of Gulf South and Regions generally has agreed to take no action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either Gulf South or Regions prior to consummation of the Merger, as described below.

      GULF SOUTH. Gulf South has agreed generally to operate its business only in the ordinary course, preserve intact its business organizations and assets, and maintain its rights and franchises. Gulf South has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior written consent of Regions. Those actions generally include, without limitation: (i) amending the Articles of Incorporation or Bylaws or other governing instrument of Gulf South and its subsidiaries; (ii) incur any additional debt or other obligation for borrowed money (other than indebtedness among Gulf South and its subsidiaries) in excess of an aggregate amount outstanding at any time of $150,000 (for Gulf South and its subsidiaries on a consolidated basis) except in the ordinary course of business consistent with past practices; (iii) acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares, or any securities convertible into shares, of its capital stock or paying any dividend or other distribution in respect of its capital stock, except that Gulf South may, but shall not be legally obligated to, declare and pay annual cash dividends, in accordance with past practice; (iv) issuing, encumbering, or selling



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



any additional shares of any Gulf South capital stock, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement); (v) adjusting, splitting, combining, or reclassifying any of its capital stock or the capital stock of the Bank; (vi) making any material investment in or otherwise acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees, officers, or directors (except in accordance with past practice or previously approved by the Gulf South Board of Directors, in each case as previously disclosed to Regions or as required by law), paying any severance pay or bonus (except pursuant to any existing written policies or contracts as previously disclosed to Regions), entering into or amending any severance agreements with officers, or voluntarily accelerating the vesting of any employee benefits; (viii) entering into or amending any employment contract that it does not have the unconditional right to terminate (unless such amendment is required by law); (ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except for any change required by law or a change which, in the opinion of counsel, is necessary to maintain the tax qualified status of any such plan);
(x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any litigation (except in accordance with past practices), or settling any litigation for money damages in excess of $100,000 or imposing restrictions upon the operations of Gulf South or any of its subsidiaries; or (xii) modifying, amending or terminating any material contract or waiving, releasing, compromising or assigning any material rights or claims.

     In addition, Gulf South has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. Gulf South also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, Gulf South has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     REGIONS. Regions has generally agreed that Regions and each of its subsidiaries will continue to conduct its business in a manner designed in its reasonable judgment to enhance the long-term value of Regions Common Stock and the business prospect of Regions and its subsidiaries and to the extent consistent therewith use all reasonable efforts to preserve intact Regions' subsidiaries' core businesses and goodwill with their respective employees and the communities they serve. The Agreement prohibits Regions from amending its certificate of incorporation or bylaws in any manner which is adverse to, and discriminates against, the holders of Gulf South Common Stock.

MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement generally provides that Regions will indemnify each person entitled to indemnification from Gulf South or any of its subsidiaries, to the full extent permitted by the Louisiana Act and by Gulf South's Articles of Incorporation or Bylaws as in effect on the date of the Agreement, for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

     The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of Gulf South and its subsidiaries who, at or after the Effective Date, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their



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



similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Gulf South or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause Gulf South to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between Gulf South or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under Gulf South's benefit plans.

     As of the Record Date, directors and executive officers of Gulf South owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

     General. Each Gulf South stockholder who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders provided in
Section 131 of the Louisiana Act, a copy of which is included as Appendix C to this Proxy Statement/Prospectus.

     Statutory Requirements. The following is a summary of the steps to be taken by an Gulf South stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of
Section 131 of the Louisiana Act. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of Gulf South Common Stock to perfect their dissenters' rights. If the Merger is approved by 80% or more of the total voting power of Gulf South, then dissenters' rights of appraisal, in accordance with the Louisiana Act, will not be available.

     Any written objection, demand, or notice required by the Louisiana Act in connection with the exercise of dissenters' rights should be sent to Gulf South at 313 Westbank Expressway, Gretna, Louisiana, 70053, Attention: Max Gritzman, Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

     Any holder of Gulf South Common Stock who disapproves of or objects to the proposed Merger and who wishes to receive in cash the "fair value" of such shares (determined as of the day before the Agreement is approved) may elect to do so by taking all of the following steps:

     (a) Such stockholder must file with Gulf South, prior to or at the Special Meeting, a written objection to the proposed Merger.

     (b) Such stockholder must also vote such holder's shares of Gulf South Common Stock against the Merger. If the Merger is approved by the required vote, but by less than 80% of the total voting power, and the Merger authorized thereby is effected, Regions promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who both filed such written objection to, and voted such holder's shares against, the Merger, at such stockholder's last address on Gulf South's records.

     (c) Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with Regions a demand in writing for the fair cash value of such holder's shares of Gulf South Common Stock as of the day before such vote was taken, and such holder must state in such demand the value demanded and a post office address to which the reply of Regions may be sent.

     (d) At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Jefferson Parish the certificates representing such holder's shares of Gulf South Common Stock, duly endorsed and transferred to Regions upon the sole condition that such certificates shall be delivered to Regions upon payment of the value of the shares determined in accordance with the provisions of Section 131 of the Louisiana Act.

     (e) With the demand, the stockholder must deliver to Regions the written acknowledgment of such bank or trust company that it so holds such holder's certificates of Gulf South Common Stock.

     Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder.

     Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the Merger. If Regions does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.

     In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of Regions' disagreement, but not thereafter, may file suit against Regions, in the district court of Jefferson Parish praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of Gulf South Common Stock as of the day before the vote on the Agreement was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine whether any payment is due and, if so, such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against Regions for the fair cash value of such holder's shares of Gulf South Common Stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by Regions conclusively shall bind the stockholder (i) to acquiesce in, and not contest Regions' statement that no payment is due or (ii) if Regions does not contend that no payment is due, to accept the value of such holder's shares of Gulf South Common Stock as fixed by Regions in its notice of disagreement.

     A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 131 of the Louisiana Act. Such a demand may be withdrawn by the stockholder at any time before Regions gives notice of disagreement, as provided by the Louisiana Act. After such notice of disagreement is given, withdrawal of the demand shall require the consent of Regions. If a demand is withdrawn, or the Merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of Gulf South Common Stock, or the stockholder shall otherwise lose such holder's dissenters' rights, such holder shall not have the right to receive a cash payment for such holder's shares of Gulf South Common Stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to Regions), and such holder shall be reinstated to all rights as a stockholder as of the filing of such holder's demand for value, including the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of Regions, the fair value thereof in cash as determined by the Regions Board, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and Gulf South concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

     (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Louisiana Act, the Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Gulf South and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) The stockholders of Gulf South will recognize no gain or loss upon the exchange of their Gulf South Common Stock solely for shares of Regions Common Stock.

     (c) The basis of the Regions Common Stock received by the Gulf South stockholders in the Merger will, in each instance, be the same as the basis of the Gulf South Common Stock surrendered in exchange therefor, less the basis of any fractional share of Regions Common Stock settled by cash payment.

     (d) The holding period of the Regions Common Stock received by the Gulf South stockholders will, in each instance, include the period during which the Gulf South Common Stock surrendered in exchange therefor was held, provided that the Gulf South Common Stock was held as a capital asset on the date of the exchange.

     (e) The payment of cash to Gulf South stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

     (f) Where solely cash is received by a Gulf South stockholder in exchange for Gulf South Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's Gulf South Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. GULF SOUTH STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a "purchase," as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Gulf South as of the Effective Date will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the Effective Date will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Gulf South.

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF REGIONS COMMON STOCK

     The Regions Common Stock to be issued to Gulf South stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, Gulf South (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Each person who Gulf South reasonably believes will be an affiliate of Gulf South has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of Gulf South Common Stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Act and Gulf South's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of Gulf South stockholders and those of Regions stockholders. The differences deemed material by Gulf South and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and Gulf South's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate or Articles of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations and Proposals," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 62,810,998 shares were issued, including 260,000 treasury shares as of September 30, 1996. Subject to stockholder approval, Regions intends to effect a 2 for 1 stock split on June 1, 1997. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.

     Gulf South. Gulf South's authorized capital stock consists of 1,000,000 shares of Gulf South Common Stock, which is the only class of capital stock authorized and of which 390,000 shares were issued and outstanding as of the Record Date.

     Pursuant to the Louisiana Act, Gulf South's Board of Directors may authorize the issuance of additional shares of Gulf South Common Stock without further action by Gulf South's stockholders. Gulf South's Articles, as amended, do not provide the stockholders of Gulf South with preemptive rights to purchase or subscribe to any unissued authorized shares of Gulf South Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     Gulf South. The Louisiana Act generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of two-thirds of the voting power present at a meeting, unless the articles of incorporation provide for a higher or lower voting requirement. Gulf South's Articles provide that the affirmative vote of not less than two-thirds of the voting power present and voting at a meeting is required to amend the Articles.

     The Bylaws provide that the stockholders and the Board of Directors have the power to amend or alter the Bylaws, subject to the right of the stockholders to amend or repeal any Bylaws made by the Board of Directors.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     Gulf South. Gulf South's Articles do not provide for a classified board of directors, and provide that voting stock does not have cumulative voting rights.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     Gulf South. Pursuant to Gulf South's Bylaws, a director may be removed with or without cause at a special meeting of stockholders called for such purpose, by the affirmative vote of the holders of a majority of the voting power present or represented by proxy at the meeting.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     Gulf South. The Louisiana Act generally permits a corporation's articles of incorporation to relieve directors and officers of liability for money damages for good faith conduct. The Articles of Gulf South do not include limitations on director or officer liability.

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     Gulf South. Gulf South's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     Gulf South. Under the Articles, a special meeting of Gulf South stockholders may be called by the chairman of the board, the president, a majority of the Board of Directors, or the holders of one-fifth interest of the shares of Gulf South Common Stock entitled to vote.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

     Gulf South. Under the Articles, any action requiring or permitting stockholder approval may be approved by written consent of stockholders holding the proportion of voting power sufficient to determine the matter.

STOCKHOLDER NOMINATIONS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     Gulf South. Gulf South's Articles and Bylaws do not provide for advance notice of director nominations.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     Gulf South. The Louisiana Act generally requires the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller vote, but not less than a majority of the voting power present or of the total voting power, as the Articles of Incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of the corporation if the corporation is not insolvent. Gulf South's Articles do not effectively alter the basic statutory requirement, so approval of such actions requires the affirmative vote of at least two-thirds of the voting power present or represented by proxy.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or
(iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     Gulf South. Section 133 of the Louisiana Act ("Section 133") places similar restrictions on "business combinations" (as defined in Section 132(4) of the Louisiana Act, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 132(9) of the Louisiana Act, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). Section 133 generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 133 generally does not apply provided the stockholders receive in the business combination substantially similar consideration for their shares of stock in the corporation in terms of price and method of payment, as determined in accordance with Section 134B of the Louisiana Act, as the interested stockholder received for its shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

     As Gulf South has not specifically elected to avoid the application of
Section 133, Section 133 generally would prohibit a business combination by Gulf South with an interested stockholder unless the business combination is recommended by Gulf South's Board and approved by the affirmative vote of at least each of the following: (i) 80% of the votes entitled to be cast by outstanding shares of Gulf South voting stock voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by holders of Gulf South voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with Gulf South, voting together as a single voting group. As Regions is not an "interested stockholder" with respect to Gulf South, Section 133 does not apply to the Merger.

     Under Sections 135 through 140.2 of the Louisiana Act (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including Gulf South) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority in voting interest of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the corporation is a party. Since Regions' acquisition of Gulf South Common Stock is to be made pursuant to a merger and Gulf South and Regions are parties to the Agreement with respect thereto, the Control Share Law does not apply to the Merger.

DISSENTERS' RIGHTS OF APPRAISAL

     Regions. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

     Gulf South. The rights of appraisal of dissenting stockholders under Louisiana law are generally similar to those afforded under the Delaware GCL. See "Description of the Transaction--Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     Gulf South. Pursuant to the Louisiana Act, upon written notice of a demand to inspect corporate records, a stockholder who owns at least 2% of the outstanding stock (25% in the case of a business competitor) is entitled to inspect specified corporate records.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     Gulf South. Pursuant to the Louisiana Act, a board of directors may from time to time make distributions out of surplus, as defined in the Louisiana Act, to its stockholders, subject to restrictions in its articles of incorporation, except (i) when the corporation is insolvent, or (ii) at a time when the corporation's assets are exceeded by its liabilities, or when the net assets are less than the aggregate amount payable on liquidation to any shares of Gulf South common stock which have preferential rights in the event of liquidation.


                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK." Gulf South Common Stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock as reported on the Nasdaq National Market and the cash dividends declared per share of Regions Common Stock for the indicated periods. Management of Gulf South is unaware of and the stockholder records of Gulf South do not reflect any purchase and sale of Gulf South Common Stock which occurred from January 1, 1995 through March 10, 1997. Gulf South has not paid any dividends on Gulf South Common Stock during such period.



                                       PRICE RANGE   CASH DIVIDENDS
                                       -----------      DECLARED
                                    HIGH        LOW     PER SHARE
                                    ----        ---     ---------
1995
First Quarter ................     $36.50    $31.63      $  .33
Second Quarter................      37.44     34.50         .33
Third Quarter.................      41.25     37.00         .33
Fourth Quarter................      44.88     39.63         .33

1996
First Quarter ................      48.00     40.75         .35
Second Quarter ...............      48.38     42.25         .35
Third Quarter.................      48.63     43.63         .35
Fourth Quarter................      53.75     48.77         .35

1997
First Quarter (through
     March 10, 1997) .........      60.75     51.38         .40

     The last reported sale price of Regions Common Stock as reported on the Nasdaq National Market was $60.56 on March 10, 1997, and was $47.88 on September 26, 1996, the last business day prior to public announcement of the proposed Merger.

     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly Regions Bank in Alabama. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

     Gulf South stockholders are entitled to receive dividends as legally declared by the Board of Directors. The ability of Gulf South to pay dividends is largely dependent upon receipt of funds from the Bank in the form of dividends. No dividends have been paid by Gulf South during the last three fiscal years as Gulf South followed a policy of retaining earnings for the purpose of increasing stockholder's equity and net worth. At this time, under the Agreement with Regions, Gulf South is precluded from paying dividends.

               GULF SOUTH MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

     Gulf South derives virtually all of its income from the Bank, its wholly owned subsidiary.

     The Bank's results of operations are primarily affected by its net interest income. Net interest income is defined as interest and fees on loans and investments, less interest expense on deposits. Interest from loans and investments is a function of the average balance outstanding during the period and the average rates earned. The Bank's cost of funds is a function of the average rates paid on such deposits. Service charges and other fees also effect income. The Bank's net income is further affected by the level of other expenses such as employee compensation and benefits, occupancy cost, advertising, and insurance.

INTEREST RATE SENSITIVITY

     The relationship between rate-sensitive earning assets and rate-sensitive interest-bearing liabilities within given maturity ranges (interest rate sensitivity) can have a potential impact on the stability of a financial institution's net interest income. Gap analysis is one method of assessing interest rate sensitivity. Under this method, the difference between earning assets and interest-sensitive liabilities is derived within ranges of maturities; the difference is referred to as the asset funding gap if such earning assets exceed interest-sensitive liabilities, or the liability funding gap if such earning assets are exceeded by interest-sensitive liabilities.

     As a matter of policy, the Board of Directors monitors interest rate sensitivity by comparing actual dollar changes in net interest income to budgeted financial goals. The following analysis indicates the rate sensitivity of earning assets and interest-bearing liabilities at September 30, 1996.


                                              Repricing Within
                                       ----------------------------------
                                       0-90         91-365           Over
                                       Days          Days           1 Year          Total
                                    ---------     ---------      ---------       ---------
Earning Assets:
  Loans .....................       $  17,360     $   4,904      $   7,219       $  29,483
  Securities ................           4,809         8,011          4,057          16,877
  Funds Sold ................           3,700          --             --             3,700
                                    ---------     ---------      ---------       ---------

Total Earning Assets ........          25,869        12,915         11,276          40,060

Interest Bearing Liabilities:

Interest bearing deposits ...           5,527        11,636         16,281          33,444
                                    ---------     ---------      ---------       ---------

Interest-sensitivity gap ....          20,342         1,279         (5,005)         16,616
                                    ---------     ---------      ---------       ---------

Cumulative gap at 9/30/96 ...          20,342        21,621         16,616
                                    ---------     ---------      ---------

Cumulative gap at 12/31/95 ..          13,794         8,649         13,854
                                    ---------     ---------      ---------

         Gulf South has a positive gap for the 90 day and one year time periods and a negative gap for the time period in excess of one year. On a cumulative basis, Gulf South shows a positive gap in all time periods. A positive gap implies that interest income would increase in a rising rate environment and decrease in a falling rate environment.

LIQUIDITY

         The Bank manages liquidity to ensure that there is sufficient cash flow to satisfy demands for credit, deposit withdrawals, and other banking needs. Traditional sources of liquidity include asset maturities and growth in core deposits. Wholesale purchased liabilities, such as, federal funds purchased and securities available for sale, represent other major sources of funding. Liquidity has not been a problem, nor does management expect it will be as the economy expands, given the Bank's current liquidity position.

         The liquidity of the Bank remained relatively constant at September 30, 1996 as compared to September 30, 1995 whereas the liquidity of Gulf South improved. The Bank showed loan to deposit ratios of 59.64% and 59.37% respectively, cash and due from banks ratios as a percent of assets of 6.34% and 6.19% and available for sale securities ratios of 30.92% and 5.66%. Gulf South had zero amount notes payable as of September 30, 1996 and $500,231 notes payable as at September 30, 1995.

CAPITAL RESOURCES

         Although the Bank has not made commitments for significant capital expenditures, the Bank's capital is subject to regulatory constraints. Regulatory agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banks. As described in further detail under "Certain Regulatory Considerations-Capital Adequacy", the Bank is required to maintain a "Total Risk-Based Capital Ratio" of 8.0%, a "Tier 1 Capital Ratio" of 4.0%, and a "Leverage Ratio" of at least 3.0% plus an additional cushion of 100 to 200 basis points. At September 30, 1996, the Bank's Tier 1 Capital and Total Capital ratios were 16.56% and 17.81%, respectively. Also at such date, the Bank's Leverage Ratio was 9.94%. Accordingly, the Bank has the requisite capital levels to qualify it as a "well capitalized" institution under the prompt corrective action regulations. See "Certain Regulatory Considerations--Prompt Corrective Action."

RESULTS OF OPERATIONS

                       Comparison of Nine Months Periods
                       Ended September 30, 1996 and 1995

         The following discussion and analysis of financial condition at September 30, 1996 and 1995 and results of operations for the nine months ended September 30, 1996 and 1995 is unaudited and should be read in conjunction with the unaudited consolidated financial statements and notes of Gulf South for the nine months ended September 30, 1996 and 1995. Results for the nine months period ending September 30, 1996 are not necessarily indicative of full year trends.

         Overview

         Gulf South reported a net income of $764,704 with earnings per share of $1.96 for the first nine months of 1996 compared to a net income of $940,344 and earnings per share of $2.41 for the first nine months of 1995. The reduced income can primarily be attributed to a tax benefit that was available in 1995 but not available in 1996.

         Total consolidated assets amounted to $54,705,000 at September 30, 1996 compared to $54,328,000 as at September 30, 1995. This virtually unchanged position reflects the neutral stance of the Bank due to its being in a merger mode for the entire period.

         Interest income for the period in 1996 was $3,417,000 compared to $3,315,000 in 1995. This increase was due primarily to increased earnings in the securities portfolio. Loans totalled $29,483,000 at September 30, 1996 compared to $29,885,000 in 1995 and securities totalled $16,877,000 compared to $15,582,000 for the comparable periods. Loan interest and fee income decreased slightly from $2,521,000 to $2,511,000, whereas securities interest income rose to $805,000 from $586,000.

         Interest expense was essentially unchanged at $864,000 for the comparable nine months periods with the net result being an overall increase in net interest income from $2,450,00 to $2,553,000.

         Non-interest expense declined from $2,259,000 to $1,990,000. Contributing to this decline were savings in salaries and wages due to reductions in staff and savings realized from the reduction in the FDIC assessment rate.

         Non performing loans are defined as non-accrual loans and restructured loans where the deteriorated financial condition of the borrower results in a below market yield. Non-performing loans were $497,456 at September 30, 1996 and $267,738 at September 30, 1995. The increase of $229,718 was primarily attributable to one government guaranteed loan relationship that was unpaid. The reserve for loan losses at September 30, 1996 and 1995 were $442,786 and $620,961 respectively and, in management's opinion, sufficient to absorb losses in the existing portfolio.

         Stockholders equity at September 30, 1996 was $5,380,783 compared to $4,513,627 at September 30, 1995. This represents an increase of 19.21% and an increase in book value of common share from $11.57 to $13.80, or 19.27%.

                         Comparison of the Years Ended
                           December 31, 1995 and 1994

         The following is management's discussion and analysis of the significant changes in income and expenses and related changes in financial position for the years ended December 31, 1995 and 1994. This information should be read in conjunction with Gulf South's audited consolidated financial statements for the years ended December 31, 1995 and 1994, and the notes thereto included elsewhere herein.

         Overview

         Gulf South's net income for 1995 was $1,177,376 compared to $1,382,382 for 1994. The decrease in net income was primarily attributable to a net tax benefit of $470,012 in 1994 compared to a tax expense of $392,464 in 1995. The 1994 tax benefit resulted from net operating loss carryforwards from prior year losses. Income before taxes was $1,569,840 in 1995 and $912,370 in 1994.

         Net interest income is the primary source of Gulf South's earnings and, as stated above, is measured by the difference between interest income generated from earning assets and the interest expense paid on deposits and borrowed funds. Gulf South reported net interest income of approximately $3,282,000 in 1995 and $2,915,000 in 1994. Net interest margin is the net interest income as a percentage of total interest-earning assets. Gulf South reported net interest margins of 6.28% for 1995 and 6.13% for 1994.

         Deposits grew 6.97% to $48,368,888 from $45,215,362 at December 31,
1995 and 1994 respectively. At year end 1995, 29.07% of deposits were non-interest bearing compared to 27.91% at year end 1994. However, interest bearing deposits increased to $34,309,685 from $32,593,889. This contributed to increased interest expense in 1995 of $1,170,908 from $911,608 in 1994.

         Non-interest income increased to $1,175,467 in 1995 from $1,102,749 in 1994 and non-interest expense declined to $3,028,853 in 1995 from $3,089,764 in 1994. Salaries and employee benefits, which are a major part of non-interest expenses rose in 1995 to $1,522,924 from $1,460,579 in 1994. Expenses related to other real estate owned declined to $48,099 in 1995 from $320,152 in 1994. Other non-interest expense increased $173,952 due to additional professional fees associated with a proposed merger with another institution, which was not consummated.

         The provision for loan losses, which is charged to income from operations, is based upon the changes in the loan portfolio, with the level of reserve determined by internally generated credit quality gradings of the loan portfolio and takes into consideration the composition of the loans, payment history, current economic conditions, and other factors which might affect the future collectibility of the loans. The allowance for loan losses was $776,908 at December 31, 1994 and $540,884 at December 31, 1995. An analysis of the activity in the allowance for loan losses follows:

                                                                        1995                   1994
                                                                      ----------            ----------
Balance, beginning of year..................................          $  776,908            $  792,910

Provision (credit) for loan losses..........................            (140,786)               16,000
Loans charged off...........................................            (212,486)              (95,955)
Recoveries..................................................             117,248                63,953
                                                                      ----------            ----------

Balance, end of year........................................          $  540,884            $  776,908
                                                                      ==========            ==========

         It is management's opinion that the allowance for possible loan losses is adequate to absorb potential losses in the existing portfolio.

         Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, there are doubts as to the borrower's ability to repay the principal or interest. Generally, loans are placed on a nonaccrual status when either principal or interest is 90 or more days past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Nonaccrual loans totalled $748,490 and $399,033 at December 31, 1995 and 1994, respectively. If interest on those loans had been accrued, such additional interest income would have approximated $36,000 and $40,000 for 1995 and 1994 respectively.

         Financial Condition

         Gulf South continued management's plan of controlled growth and of strengthening its capital base. Assets grew during 1995 approximately $4,275,000 or 8.60% to $53,959,000 and capital increased $1,316,000 or 37.35% for the same period.

         Gulf South's loan portfolio, which is its main source of revenue, consists primarily of commercial loans and lines of credit for various business purposes, real estate loans, consumer installment loans, and credit card advances. Generally, lending activity is concentrated in its market area of the West Bank of Jefferson Parish. Loan demand remained constant with net loan balances, defined as gross loans less allowance for loan losses and unearned discount, being $31,052,000 as of December 31, 1995 and $30,224,000 at December 31, 1994. Of the loan portfolio, commercial loans totalled $10,168,000 or 32.12% of total loans, real estate mortgage loans $17,326,000 or 54.73%, installment loans $2,563,000 or 8.10%, and credit cards $1,154,000 or 3.65%.

         Securities serve as a source of interest income for the Bank and also as a means of meeting liquidity requirements. Securities available for sale at December 31, 1995 totalled $16,223,000 whereas at December

31, 1994 securities available for sale plus securities held to maturity totalled $11,025,000. There were no sales of securities in either 1995 or 1994. The overall increase in securities of $5,199,000 was primarily funded through the investment of $3,154,000 in deposit growth during 1995, and a reduction of $1,000,000 in federal funds sold. The increased securities held resulted in securities interest income of $850,378 in 1995 compared to $436,928 in 1994.

         At December 31, 1995, Gulf South had a balance of $326,261 remaining on a long term note payable, compared to a balance of $731,452 at December 31, 1994. The note was entirely repaid in the second quarter of 1996.

         As a result of prior year losses, Gulf South carried a deferred tax asset account against which a full valuation allowance was recorded. At the close of December 31, 1995 and 1994, the valuation reserve was adjusted to allow the balance of the deferred tax asset account to reflect the portion of the deferred tax asset that was more likely than not to be realized. The net deferred tax asset account as of December 31, 1995 was $46,465 and at December 31, 1994 was $504,477.

                             BUSINESS OF GULF SOUTH

         Gulf South is a bank holding company organized under the laws of the state of Louisiana with its principal executive office located in Gretna, Louisiana. Gulf South operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through two offices in Jefferson Parish. At September 30, 1996, Gulf South had total consolidated assets of approximately $55 million, total consolidated deposits of approximately $48 million, and total consolidated stockholders' equity of approximately $5 million. Gulf South's principal executive office is located at 313 Westbank Expressway, Gretna, Louisiana, 70053 and its telephone number at such address is (504) 361-7500.

BUSINESS AND PROPERTIES

         The Bank offers a full range of traditional commercial banking services, including demand, savings, and time deposits, consumer, commercial and real estate loans, drive-in banking facilities and access to 24-hour teller machines through various networks.

         As of September 30, 1996, the Bank had approximately 42 employees. The parent company, Gulf South, has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.

COMPETITION

         Gulf South encounters vigorous competition in its market areas from a number of sources, including bank holding companies and commercial banks, thrift institutions, other financial institutions and financial intermediaries. Regional interstate banking laws and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other business offering financial services and products. The Bank also competes for interest bearing funds with a number of other financial intermediaries and investment alternatives, including brokerage firms "money market" funds, government and financial institutions, some of which have greater financial resources than Gulf South. At September 30, 1996, there were approximately 64 commercial bank branches, 10 savings bank branches, and 30 credit union branches competing in Jefferson Parish.

LEGAL PROCEEDINGS

         Gulf South and the Bank are not parties to any material legal proceedings other than ordinary routine litigation incidental to their business.

MANAGEMENT

         The following table presents information about the directors and executive officers of Gulf South and the Bank:

                                                                                             NUMBER OF SHARES BENEFICIALLY
                             PRESENT OCCUPATION            POSITION AND      DIRECTOR OR      OWNED AT THE RECORD DATE
                                AND PRINCIPAL              OFFICES HELD       EXECUTIVE       ------------------------
                               OCCUPATION FOR             WITH GULF SOUTH      OFFICER                      PERCENT OF
      NAME AND AGE             LAST FIVE YEARS               AND BANK           SINCE     DIRECTLY  INDIRECTLY  CLASS
--------------------------     ---------------            --------------       ------     --------- ----------  -----
Peter P. Brechtel, Jr (59)     President, Brechtel        Director-Gulf South    1977     30,019    1,806     8.16%
                               Energy Corporation         Director-Bank

Max Gritzman (80)              Retired                    Director-Gulf South    1981     24,653              6.32
                                                          Director-Bank

James J. Jackel (56)           Executive Vice President   Director and           1994      5,343              1.37
                               Gulf South Bank and Trust  President-Gulf South
                                                          Director and Exec.
                                                          Vice President-Bank

Dean F. Gruder (64)            President and CEO          Director, Chairman     1994     14,000              3.59
                               Gulf South Bank and Trust  CEO-Gulf South
                                                          Director, Chairman
                                                          CEO, President-Bank

Gerard E. Schexnayder (69)     Owner, Quaid Insurance     Director-Gulf South    1971     29,554              7.58
                               Agency                     Director-Bank

J.T. Simon, Jr. (49)           Vice President, J.T.       Director-Gulf South    1978     11,673              2.99
                               Simon's Enterprises        Director-Bank

Frank L. Taulli, DDS (62)      Dentist                    Director-Gulf South    1977     27,647    9,377     9.49
                                                          Director-Bank


EMPLOYEE BENEFIT PLANS

     Employees of the Bank have optional medical and dental insurance coverage which is fully paid by the Bank in the case of single employees and partially paid for family coverage. Life insurance and long term disability coverage at Bank expense is provided for all employees. An optional Bank sponsored 401(k) savings plan is provided with the Bank, at the discretion of the Board of Directors, making matching contributions. A cafeteria plan offering employees various coverages, all at employee expense, is also made available.

TRANSACTIONS WITH MANAGEMENT

     In the ordinary course of business, the Bank has loans, deposits and other transactions with its executive officers, directors, and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amount of loans to the aforementioned persons and company(s) in which they have a 10% or more ownership interest as of September 30, 1996 were approximately $1,301,000.

           VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF GULF SOUTH

     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of Gulf South Common Stock, as of the Record Date.


                          NAME AND ADDRESS              AMOUNT AND NATURE OF         PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP            CLASS
--------------            -------------------           --------------------            -----
Common Stock           A.F. LaPeyronnie, Jr.                     20,000                  5.13 %
                       137 Willow Drive
                       Gretna, LA 70053

Common Stock           Max Gritzman                              24,653 (1)              6.32
                       1424 Transcontinental Drive
                       Metairie, LA 70001

Common Stock           Larry C. Pieno                            29,174                  7.48
                       1320 Barataria Blvd.
                       Marrero, LA 70072

Common Stock           Gerard E. Schexnayder                     29,554                  7.58
                       185 Willow Drive
                       Gretna, LA 70053

Common Stock           Roger D. Linder                           30,693                  7.87
                       1800 Carol Sue Avenue
                       Suite 6-A
                       Gretna, LA 70056

Common Stock           Peter P. Brechtel, Jr.                    31,825 (2)              8.16
                       139 East Ruelle
                       Mandeville, LA 70471

Common Stock           Frank L. Taulli                           37,024 (3)              9.49
                       4900 Fourth Street
                       Marrero, LA 70072

(1) Includes 1,000 shares in the name of Max Gritzman and 23,653 shares owned jointly by Max and Mary Gritzman.
(2) Includes 30,019 shares in the name of Peter P. Brechtel, Jr., 300 shares in the name of Susan B. Brechtel and 1,506 shares in the name of Pelican Grocery, Inc. Profit Sharing Plan.
(3) Includes 27,647 shares in the name of Frank L. Taulli, DDS, 3,277 shares owned jointly by Congetta R. Taulli, Dr. Frank Taulli and C. Bob Taulli, 3,050 shares in the name of Christopher Scott Taulli and 3,050 shares in the name of Frank L. Taulli, Jr.

                              BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 373 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1996. At that date, Regions had total consolidated assets of approximately $18.7 billion, total consolidated deposits of approximately $15.2 billion and total consolidated stockholders' equity of approximately $1.6 billion. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, and investment brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     The following table presents information about Regions' banking operations in the states in which its subsidiary depository institutions are located, based on September 30, 1996 information:

                             NUMBER OF               TOTAL                TOTAL
                          BANKING OFFICES           ASSETS              DEPOSITS
                          ---------------           ------              --------
                                                          (In thousands)
Alabama...........              181             $11,557,055           $ 8,467,873
Florida...........               36               1,194,596             1,083,748
Georgia...........               75               3,529,206             3,039,924
Louisiana.........               57               2,209,689             1,819,863
Tennessee.........               24                 482,520               431,734

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

      Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS

     1996 Operating Results. For the fourth quarter ended December 31, 1996, Regions reported net income of $64.8 million (or $1.04 per share), representing a 48% increase in net income (and a 46% increase on a per share basis) over the same period of 1995. For the twelve months ended December 31, 1996, Regions reported net income of $229.7 million or $3.70 per share, representing a 15% increase on a per-share basis in net income over 1995. The return on average total assets for 1996 was 1.3%, and the return on average stockholders' equity was 15.2%. At December 31, 1996, the ratio of stockholders' equity to total assets was 8.5%. As of December 31, 1996, Regions had total consolidated assets of approximately $18.9 billion, total consolidated deposits of approximately $15.0 billion, and total consolidated stockholders' equity of approximately $1.6 billion.

     Acquisitions. The following table presents certain information concerning Regions' acquisition activity since December 31, 1995:


                                                                               CONSIDERATION
                                                                               -------------
                                                                   APPROXIMATE
                                                                   -----------                         ACCOUNTING
       INSTITUTION                                          ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
       -----------                                          ----------       -----         ----        ---------
                                                                (In millions)
Transactions completed prior to September 30, 1996:
--------------------------------------------------
The Enterprise National Bank of Atlanta,                    $      54       $    9         Cash        Purchase
located in Atlanta, Georgia

Metro Financial Corporation, located in Atlanta,                  210           31        Regions      Purchase
Georgia                                                                                   Common
                                                                                           Stock

First National Bancorp, located in Gainesville,                 3,199          728        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

First Federal Bank of Northwest Georgia, Federal                   94           17        Regions       Pooling
Savings Bank, located in Cedartown, Georgia                                               Common          of
                                                                                           Stock       Interests

First Gwinnett Bancshares, Inc., located in                        68           15        Regions      Purchase
Norcross, Georgia                                                                         Common
                                                                                           Stock

Delta Bank & Trust Company, located in Belle                      191           38        Regions      Purchase
Chasse, Louisiana                                                                         Common
                                                                                           Stock

American Bancshares of Houma, Inc., located in                     89           18        Regions      Purchase
Houma, Louisiana                                                                          Common
                                                                                           Stock

Rockdale Community Bank, located in Conyers,                       47           12        Regions      Purchase
Georgia                                                                                   Common
                                                                                           Stock

Transactions pending as of September 30, 1996:
---------------------------------------------

Allied Bankshares, Inc., located in Thomson,                      569          158        Regions       Pooling
Georgia (the "Allied Acquisition")(2)                                                     Common          of
                                                                                           Stock       Interests

Florida First Bancorp, Inc., located in Panama                    294           40         Cash        Purchase
City, Florida (the "Florida First Acquisition")(3)

West Carroll Bancshares, Inc., located in                         125           32        Regions       Pooling
Oak Grove, Louisiana (the "West Carroll Acquisition")                                     Common          of
                                                                                           Stock       Interests

Gulf South                                                         55            9        Regions      Purchase
                                                                                          Common
                                                                                           Stock

                                                                                 CONSIDERATION
                                                                                 -------------
                                                                  APPROXIMATE
                                                                  -----------                         ACCOUNTING
                      INSTITUTION                           ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                      -----------                           ----------       -----         ----        ---------
                                                                      (In millions)
Transactions announced since September 30, 1996:
-----------------------------------------------
First Bankshares, Inc., located in                          $     106       $   19        Regions       Pooling
East Point, Georgia                                                                       Common          of
                                                                                           Stock       Interests

First Mercantile National Bank, located in                        145           21         Cash        Purchase
Longwood, Florida

SB&T Corporation, located in Smyrna,                              152           26        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

The New Iberia Bancorp, Inc., located in New                      299           65        Regions       Pooling
Iberia, Louisiana                                                                         Common          of
                                                                                           Stock       Interests

---------------
(1) Calculated as of the date of completion of the transaction, or as of the date of announcement of the transaction in the case of pending acquisitions.

(2)  Completed on January 31, 1997.

(3)  Completed on January 25, 1997.

     Consummation of pending acquisitions is subject to the approval of certain regulatory agencies, and of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

     If the four transactions pending as of September 30, 1996, including the Merger, had been consummated on that date, based on September 30, 1996 pro forma financial information, Regions' total consolidated assets would have increased by approximately $1.0 billion to approximately $19.7 billion; its total consolidated deposits would have increased by approximately $845 million to approximately $16.0 billion; and its total consolidated stockholders' equity would have increased by approximately $82 million to approximately $1.6 billion. See "Documents Incorporated by Reference" and "Summary Pro Forma Financial Data" and the related pro forma financial information in Regions' Current Report on Form 8-K dated November 20, 1996. The pro forma effects of the four transactions announced since September 30, 1996, would not have a material effect on Regions' consolidated financial position or on the pro forma financial information set forth or incorporated by reference in this Proxy Statement/Prospectus.

     Proposed Stock Split. Subject to stockholder approval, Regions intends to effect a 2 for 1 stock split on June 1, 1997.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data give effect, as appropriate, to the Merger, the Allied Acquisition, the Florida First Acquisition, and the West Carroll Acquisition, as of the dates and for the periods indicated and pursuant to the accounting bases described below. The unaudited pro forma financial data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operation which actually would have occurred if the transactions had been consummated at the date and for the periods indicated or which may be obtained in the future. The information should be read in conjunction with the unaudited pro forma financial information included in Regions' Current Report on Form 8-K dated November 20, 1996.

SELECTED PRO FORMA COMBINED DATA FOR REGIONS AND GULF SOUTH

     The following unaudited pro forma combined data give effect to the Merger as of the date or at the beginning of the periods indicated, assuming such acquisition is treated as a purchase.




                                                                                                      AS OF
                                                                                                  SEPTEMBER 30,
                                                                                                      1996
                                                                                                      ----

                                                                                                  (In thousands
                                                                                                   except per
                                                                                                   share data)
Balance Sheet Data:
  Total assets.................................................................................    $18,780,937
  Securities...................................................................................      4,013,488
  Loans, net of unearned income ...............................................................     13,061,721
  Total deposits...............................................................................     15,235,593
  Other borrowed money.........................................................................        470,924
  Stockholders' equity.........................................................................      1,554,740
  Book value per common share .................................................................          24.86

                                                                      NINE MONTHS
                                                                        ENDED                 YEAR ENDED
                                                                     SEPTEMBER 30,            DECEMBER 31,
                                                                        1996                     1995
                                                                        ----                     ----
                                                                     (In thousands except per share data)
Income Statement Data:
 Total interest income ................................              $ 1,032,123             $ 1,263,469
 Total interest expense ...............................                  509,437                 636,507
                                                                     -----------             -----------
 Net interest income ..................................                  522,686                 626,962
 Provision for loan losses ............................                   21,896                  30,130
                                                                     -----------             -----------

 Net interest income after loan loss
  provision ...........................................                  500,790                 596,832
 Total noninterest income .............................                  163,795                 188,581
 Total noninterest expense ............................                  418,099                 490,695
 Income tax expense ...................................                   81,279                  96,297
                                                                     -----------             -----------

 Net income ...........................................              $   165,207             $   198,421
                                                                     ===========             ===========

 Net income per share .................................              $      2.67             $      3.22

 Average common shares outstanding .....................                  61,980                  61,670



SELECTED PRO FORMA COMBINED DATA FOR REGIONS, GULF SOUTH, AND CERTAIN
TRANSACTIONS

     The following unaudited pro forma combined data as of September 30, 1996, and for the nine months ended September 30, 1996, and for each of the three years in the period ended December 31, 1995, give effect to (i) the Florida First Acquisition and the Merger, assuming such acquisitions are accounted for as purchases, and (ii) the Allied Acquisition and the West Carroll Acquisition, assuming such transactions are treated as poolings of interests for accounting purposes, as if all such transactions had been consummated on September 30, 1996, in the case of the data included under "Balance Sheet Data," and at the beginning of the indicated periods in the case of the data included under "Income Statement Data," except that the income statement data for the transactions accounted for as purchases are reflected as if such transactions had been consummated on January 1, 1995, and are not included for the years ended December 31, 1994 and 1993.

                                                                                                      AS OF
                                                                                                  SEPTEMBER 30,
                                                                                                      1996
                                                                                                      ----

                                                                                                  (In thousands
                                                                                                   except per
                                                                                                   share data)
Balance Sheet Data:
  Total assets  ...............................................................................    $19,739,998
  Securities  .................................................................................      4,265,955
  Loans, net of unearned income ...............................................................     13,619,290
  Total deposits  .............................................................................     16,032,050
  Other borrowed money  .......................................................................        536,273
  Stockholders' equity  .......................................................................      1,636,724
  Book value per common share .................................................................          24.89




                                                            NINE MONTHS
                                                               ENDED                YEAR ENDED DECEMBER 31,
                                                           SEPTEMBER 30,     -------------------------------------
                                                               1996          1995            1994            1993
                                                               ----          ----            ----            ----
                                                                     (In thousands except per share data)
Income Statement Data:
 Total interest income ...........................        $ 1,087,556   $ 1,335,811      $ 1,034,842    $   785,994
 Total interest expense ..........................            537,200       672,520          452,555        311,486
                                                          -----------   -----------      -----------    -----------

 Net interest income .............................            550,356       663,291          582,287        474,508
 Provision for loan losses .......................             22,981        31,090           21,039         25,064
                                                          -----------   -----------      -----------    -----------

 Net interest income after loan loss
   provision .....................................            527,375       632,201          561,248        449,444
 Total noninterest income ........................            170,468       197,335          177,904        176,077
 Total noninterest expense .......................            442,212       518,164          461,704        399,543
 Income tax expense ..............................             84,483       102,047           87,608         69,993
                                                          -----------   -----------      -----------    -----------

 Net income ......................................        $   171,148   $   209,325      $   189,840    $   155,985
                                                          ===========   ===========      ===========    ===========

 Net income per share ............................        $      2.63   $      3.23      $      3.10    $      2.83
                                                          ===========   ===========      ===========    ===========

 Average common shares outstanding ................            65,181        64,869           61,244         55,125

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and Gulf South. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1995. See "Documents Incorporated by Reference."

GENERAL

     Regions and Gulf South are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and Gulf South and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, Regions is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement/Prospectus, none of the states in which the banking subsidiaries of Regions or Gulf South are located has either moved up the date after which interstate branching will be permissible or "opted out." Assuming no state action prior to June 1, 1997, Regions would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

     The BHC Act generally prohibits Regions and Gulf South from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the subsidiary depository institutions of Regions and Gulf South is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

      The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and Gulf South (the FDIC and the applicable state authority in the case of state-chartered nonmember banks and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and Gulf South are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and Gulf South, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and Gulf South, as well as by Regions and Gulf South to their stockholders.

     As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Regions' subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation.

     If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action."

Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At September 30, 1996, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and Gulf South, without obtaining governmental approvals, could declare aggregate dividends to Regions and Gulf South of approximately $219 million and $2 million respectively.

     The payment of dividends by Regions and Gulf South and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      Regions, Gulf South, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and Gulf South and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1996, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 13.53% and 10.71%, respectively, and Gulf South's consolidated Total Capital and Tier 1 Capital Ratios were 17.81% and 16.56%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and Gulf South's respective Leverage Ratios at September 30, 1996, were 7.57% and 9.94%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' and Gulf South's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of September 30, 1996. Neither Regions, Gulf South, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies have concurrently proposed a methodology for evaluating interest rate risk which would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions and Gulf South are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or Gulf South may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     At September 30, 1996, all of the subsidiary depository institutions of Regions and Gulf South had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

     Once the designated ratio for the BIF was reached in May 1995, the FDIC reduced the assessment rate applicable to BIF deposits in two stages, so that, beginning in 1996, the deposit insurance premiums for 92% of all BIF members in the highest capital and supervisory categories were set at $2,000 per year, regardless of deposit size. The FDIC elected to retain the existing assessment rate range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

     Recognizing that the disparity between the SAIF and BIF premium rates have adverse consequences for SAIF-insured institutions and other banks with SAIF assessed deposits, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits, in July 1995, the FDIC, the Treasury Department, and the OTS released statements outlining a proposed plan to recapitalize the SAIF, the principal feature of which was a special one-time assessment on depository institutions holding SAIF-insured deposits, which was intended to recapitalize the SAIF at a reserve ratio of 1.25%. This proposal contemplated elimination of the disparity between the assessment rates on BIF and SAIF deposits following recapitalization of the SAIF.

     A variation of this proposal designated the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted by Congress as part of the omnibus budget legislation and signed into law on September 30, 1996. As directed by the Funds Act, the FDIC has implemented a special one-time assessment of approximately
65.7 basis points (0.657%) on a depository institution's SAIF-insured deposits held as of March 31, 1995 (or approximately 52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions). Regions recorded a charge against earnings for the special assessment in the quarter ended September 30, 1996 in the pre-tax amount of approximately $21.0 million. Gulf South was not affected by the special assessment.

     In addition, the FDIC has proposed a revision in the SAIF assessment rate schedule which would effect, as of October 1, 1996 (i) a widening in the assessment rate spread among institutions in the different capital and risk assessment categories, (ii) an overall reduction of the assessment rate range assessable on SAIF deposits of from 0 to 27 basis points, and (iii) a special interim assessment rate range for the last quarter of 1996 of from 18 to 27 basis points on institutions subject to FICO assessments. Effective January 1, 1997, FICO assessments will be imposed on both BIF- and SAIF-insured deposits in annual amounts presently estimated at 1.29 basis points and 6.44 basis points, respectively. Beginning in January, 2000, BIF- and SAIF-insured institutions will share the FICO interest costs at equal rates currently estimated 2.43 basis points. Regions anticipates that the net effect of the decrease in the premium assessment rate on SAIF deposits will result in a reduction in its total deposit insurance premium assessments for the years 1997 through 1999, assuming no further changes in announced premium assessment rates.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                      DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 62,810,998 shares were issued, including 260,000 treasury shares, at September 30, 1996. No other class of stock is authorized. Subject to stockholder approval, Regions intends to effect a 2 for 1 stock split on June 1, 1997.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1996, under such requirements and guidelines, Regions' subsidiary institutions had $219 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."


                             STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during May 1997. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must have been received by Regions at its principal executive offices no later than December 2, 1996, for consideration by Regions for possible inclusion in such proxy materials. Proposals with respect to Regions' 1998 annual meeting of stockholders may be submitted until the date specified in Regions' 1997 annual meeting proxy statement.


                                    EXPERTS

     The consolidated financial statements and the supplemental consolidated financial statements of Regions incorporated by reference in or appearing as an exhibit to Regions' Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and supplemental consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Gulf South as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.


                                    OPINIONS

     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of March 10, 1997, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 118,745 shares of Regions Common Stock.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                    INDEX TO GULF SOUTH FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT................................................................................... F-2
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
  Consolidated Statements of Condition as of
      December 31, 1995 and 1994............................................................................... F-3
  Consolidated Statements of Income............................................................................ F-4
  Consolidated Statements of Stockholders' Equity.............................................................. F-5
  Consolidated Statements of Cash Flows........................................................................ F-6
  Notes to Consolidated Financial Statements................................................................... F-7
FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
  Consolidated Statement of Condition
      as of September 30, 1996 (Unaudited).....................................................................F-19
  Consolidated Statements of Income (Unaudited)................................................................F-20
  Consolidated Statements of Cash Flows (Unaudited)............................................................F-21
  Notes to Unaudited Consolidated Interim
      Financial Statements.....................................................................................F-22

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 Gulf South Bancshares, Inc.
Gretna, Louisiana

We have audited the accompanying consolidated statements of condition of Gulf South Bancshares, Inc. and Subsidiary (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gulf South Bancshares, Inc. and Subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 9, 1996

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION

                                                                                          December 31,
                 ASSETS                                                            1995               1994
                                                                                   ----               ----
Cash and due from banks ....................................................   $   3,477,125       $   3,565,825
Federal funds sold .........................................................       1,300,000           2,300,000
                                                                               -------------       -------------
      Cash and cash equivalents ............................................       4,777,125           5,865,825

Securities available-for-sale at fair value (amortized
  cost of $16,081,959 and $2,491,733 at December 31, 1995
  and 1994) ................................................................      16,223,187           2,423,012
Securities held-to-maturity (estimated market value of
  $8,285,360 at December 31, 1994) .........................................            --             8,601,663

Loans, net of unearned discount ............................................      31,592,814          31,000,907
Less allowance for loan losses .............................................        (540,884)           (776,908)
                                                                               -------------       -------------
      Net loans ............................................................      31,051,930          30,223,999

Premises and equipment, net ................................................       1,029,603           1,084,276
Other real estate owned ....................................................            --               325,399
Accrued interest receivable ................................................         448,129             346,464
Other assets ...............................................................         429,093             813,404
                                                                               -------------       -------------

                                                                               $  53,959,067       $  49,684,042
                                                                               =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing .....................................................   $  14,059,203       $  12,621,473
  Interest bearing .........................................................      34,309,685          32,593,889
                                                                               -------------       -------------

      Total deposits .......................................................      48,368,888          45,215,362

Note payable ...............................................................         326,261             731,452
Accrued interest and other liabilities .....................................         424,327             213,580
                                                                               -------------       -------------

      Total liabilities ....................................................      49,119,476          46,160,394
                                                                               -------------       -------------

Commitments and contingencies (Note 11) ....................................            --                  --

Stockholders' equity:
  Common stock - authorized 1,000,000 shares of
    $1 par value; 394,433
    shares issued and 390,000
    shares outstanding in 1995 and 1994, respectively ......................         394,433             394,433
  Capital surplus ..........................................................       2,728,323           2,728,323
  Unrealized gain (loss) on securities available-for-sale,
    net of taxes ...........................................................          93,211             (45,356)
  Accumulated earnings .....................................................       1,700,093             522,717
  Less treasury stock - at cost (4,433 shares) .............................         (76,469)            (76,469)
                                                                               -------------       -------------
      Total stockholders' equity ...........................................       4,839,591           3,523,648
                                                                               -------------       -------------
                                                                               $  53,959,067       $  49,684,042
                                                                               =============       =============


See notes to consolidated financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                               Year Ended December 31,
                                                                    ---------------------------------------------
                                                                    1995               1994               1993
                                                                ------------       ------------        ------------
INTEREST INCOME:
  Interest and fees on loans ...............................    $  3,352,651       $  3,255,713        $  3,299,395
  Interest on investment securities ........................         850,378            436,928             317,880
  Interest on federal funds sold ...........................         250,319            134,352              68,256
                                                                ------------       ------------        ------------

      Total interest income ................................       4,453,348          3,826,993           3,685,531
                                                                ------------       ------------        ------------

INTEREST EXPENSE:
  Interest on deposits .....................................       1,114,499            835,765             845,989
  Interest on note payable .................................          56,409             75,843              57,188
                                                                ------------       ------------        ------------

      Total interest expense ...............................       1,170,908            911,608             903,177
                                                                ------------       ------------        ------------

NET INTEREST INCOME ........................................       3,282,440          2,915,385           2,782,354

PROVISION (CREDIT) FOR LOAN
  LOSSES ...................................................        (140,786)            16,000             434,680
                                                                ------------       ------------        ------------

NET INTEREST INCOME AFTER
  PROVISION (CREDIT) FOR LOAN
  LOSSES ...................................................       3,423,226          2,899,385           2,347,674
                                                                ------------       ------------        ------------

NON-INTEREST INCOME:
  Service fees on deposit accounts .........................         818,547            814,362             854,972
  Other service charges and fees ...........................         114,288             91,485              74,895
  Other ....................................................         242,632            196,902             257,145
                                                                ------------       ------------        ------------

      Total non-interest income ............................       1,175,467          1,102,749           1,187,012
                                                                ------------       ------------        ------------

NON-INTEREST EXPENSE:
  Salaries and employee benefits ...........................       1,522,924          1,460,579           1,345,609
  Net occupancy expense ....................................         266,178            273,972             241,649
  Equipment rentals, depreciation and
    maintenance ............................................         269,661            287,022             259,686
  Expenses related to other real estate
    owned ..................................................          48,099            320,152              93,288
  Other ....................................................         921,991            748,039             800,319
                                                                ------------       ------------        ------------

      Total non-interest expense ...........................       3,028,853          3,089,764           2,740,551
                                                                ------------       ------------        ------------

INCOME BEFORE INCOME TAXES .................................       1,569,840            912,370             794,135

INCOME TAX BENEFIT (EXPENSE) ...............................        (392,464)           470,012                --
                                                                ------------       ------------        ------------

NET INCOME .................................................    $  1,177,376       $  1,382,382        $    794,135
                                                                ============       ============        ============

NET INCOME PER COMMON SHARE ................................    $       3.02       $       3.57        $       2.13
                                                                ============       ============        ============


See notes to consolidated financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                      Unrealized
                                                                         Gain
                                                                      (Loss) on
                                      Common                         Securities    Accumulated                    Total
                                      Stock                 Capital   Available-   Earnings       Treasury     Stockholders'
                                      Shares     Amount     Surplus    for-Sale      (Deficit)      Stock         Equity
                                      ------     ------     -------    --------     ---------       -----         ------
BALANCE, January 1, 1993 .........   329,920   $329,920   $2,566,169   $    --      $(1,653,800)   $(76,469)   $ 1,165,820

Sale of 60,153 shares of stock ...    60,513     60,513      136,154        --             --          --          196,667

Change in unrealized gain
  (loss) on securities available-
  for-sale, net of taxes .........      --         --           --         3,048           --          --            3,048

Net income .......................      --         --           --          --          794,135        --          794,135
                                     -------   --------   ----------   ---------    -----------    --------    -----------

BALANCE, December 31, 1993 .......   390,433    390,433    2,702,323       3,048       (859,665)    (76,469)     2,159,670

Sale of 4,000 shares of stock ....     4,000      4,000       26,000        --             --          --           30,000

Change in unrealized gain
   (loss) on securities available-
   for-sale, net of taxes ........      --         --           --       (48,404)          --          --             --
                                                                                                                   (48,404)

Net income .......................      --         --           --          --        1,382,382        --        1,382,382
                                     -------   --------   ----------   ---------    -----------    --------    -----------

BALANCE, December 31, 1994 .......   394,433    394,433    2,728,323     (45,356)       522,717     (76,469)     3,523,648

Change in unrealized gain
   (loss) on securities available-
   for-sale, net of taxes ........      --         --           --       138,567           --          --          138,567

Net income .......................      --         --           --          --        1,177,376        --        1,177,376
                                     -------   --------   ----------   ---------    -----------    --------    -----------

BALANCE, December 31, 1995 .......   394,433   $394,433   $2,728,323   $  93,211    $ 1,700,093    $(76,469    $ 4,839,591
                                     =======   ========   ==========   =========    ===========    ========    ===========


See notes to consolidated financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Year Ended December 31,
                                                               ------------------------------------------
                                                                    1995            1994          1993
                                                                    ----            ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .................................................   $  1,177,376     $ 1,382,382  $    794,135
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization ........................        162,904         138,781       135,809
      Provision for losses on other real estate ............         48,688         264,000       168,686
      Provision (credit) for loan losses ...................       (140,786)         16,000       434,680
      Net gain (losses) on sales of other real estate ......          3,048          (2,606)     (121,854)
      Amortization/accretion of investment premiums
        and discounts - net ................................         28,151          12,036       (13,275)
      Net gain on sale of investment securities ............           --              --        (156,754)
      Net gain on sale of premises and equipment ...........           --              --          (5,411)
      Change in accrued interest receivable ................       (101,665)        (61,050)       38,738
      Change in other assets ...............................        384,311        (395,554)     (128,337)
      Change in accrued interest and other liabilities .....        139,365            (536)        7,099
                                                               ------------     -----------  ------------


Net cash provided by operating activities ..................      1,701,392       1,353,453     1,153,516
                                                               ------------     -----------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales and maturities of
    available-for-sale securities ..........................      1,500,000       2,000,000    13,604,027
  Purchases of available-for-sale securities ...............     (3,000,059)     (1,993,489)  (11,557,219)
  Proceeds from maturities of held-to-maturity
    securities .............................................      6,512,778       1,049,533          --
  Purchases of held-to-maturity securities .................    (10,029,433)     (4,969,112)         --
  Loan originations net of repayment .......................       (898,393)      1,183,779       493,027
  Payments received on loans previously charged off ........        117,248          63,953       102,038
  Proceeds from sales of other real estate .................        367,663         271,841       161,474
  Proceeds from sales of premises and equipment ............         30,601            --         112,774
  Purchases of premises and equipment ......................       (138,832)       (132,209)      (48,525)
                                                               ------------     -----------  ------------

      Net cash (used in) provided by investing activities ..     (5,538,427)     (2,525,704)    2,867,596
                                                               ------------     -----------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposits ...................................      3,153,526       1,805,109    (5,007,401)
  Repayments of note payable ...............................       (405,191)        (70,106)      (92,836)
  Proceeds from issuance of common stock ...................           --            30,000       196,667
                                                               ------------     -----------  ------------

      Net cash provided by (used in) financing activities ..      2,748,335       1,765,003    (4,903,570)
                                                               ------------     -----------  ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS .........................................     (1,088,700)        592,752      (882,458)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD ......................................      5,865,825       5,273,073     6,155,531
                                                               ------------     -----------  ------------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD ............................................   $  4,777,125     $ 5,865,825  $  5,273,073
                                                               ============     ===========  ============

SUPPLEMENTAL INFORMATION:
  Interest paid ............................................   $    989,844     $   917,655  $    918,626
                                                               ============     ===========  ============


See notes to consolidated financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

-------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Gulf South Bancshares, Inc. and Subsidiary (Company) conform to generally accepted accounting principles and the prevailing practices within the banking industry. A summary of the Company's significant accounting policies is as follows.

Description of Business - Gulf South Bancshares, Inc. (Bancshares) is a bank holding company headquartered in Gretna, Louisiana operating in Louisiana, through its wholly-owned subsidiary, Gulf South Bank and Trust Company (Bank).

The Bank is community oriented and focuses primarily on offering commercial and consumer loan and deposit services to individuals and small to middle market businesses.

Principles of Consolidation - The consolidated financial statements of the Company include the accounts of Bancshares and the Bank. Significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities - Securities are being accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires the classification of securities into one of three categories: trading, available-for-sale, or held-to-maturity.

Management determines the appropriate classification of securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity or trading are classified as available-for-sale. The Company had no trading account securities at December 31, 1995 and 1994. Held-to-maturity securities are stated at amortized cost. Available-for-sale securities are stated at market value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity until realized. On November 29, 1995, as permitted by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board, the Company reclassed securities with a book value of $12,090,167 and unrealized gains of $73,957 from securities held-to-maturity to securities available-for-sale.

The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Amortization, accretion and accruing interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains and losses. Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Loans - Loans are stated at the principal amount outstanding, net of unearned discount and allowance for loan losses. Unearned discount relates principally to consumer installment loans. Interest on loans is credited to operations based on the principal amount outstanding using methods which approximate the interest method. Fees, net of origination costs, if applicable, are deferred and amortized over the life of the loan.

When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on non-accrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the appropriateness of the accruing status of the loan.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans include troubled debt restructurings, and performing and non-performing major loans in which full payment of principal or interest is not expected. Non-major homogenous loans, which are evaluated on an overall basis, generally include all loans under $500,000. The Company calculates a reserve required for impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of its collateral. Generally, loans of all types which become 90 days delinquent are in the process of collection through repossession, foreclosure or have been deemed currently uncollectible. Loans deemed currently uncollectible are charged-off against the reserve account. As a matter of policy, loans are placed on a non-accrual status where doubt exists as to collectability.

When a loan is placed on non-accrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to the allowance for loan losses. Generally, any payments received on non-accrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance for loan losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

Periodically during the year, management estimates the likely level of future losses to determine whether the allowance for loan losses is adequate to absorb reasonably anticipated losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb future losses.

Management's judgment as to the level of future losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers, an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance, results of examinations of the loan portfolio by regulatory agencies, and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral.

It should be understood that estimates of future loan losses involve an exercise of judgment. While it is possible that in particular periods the Bank may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of condition is adequate to absorb probable losses in the existing loan portfolio.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Other Real Estate - Properties acquired through foreclosures or deed taken in lieu of foreclosure are recorded at fair value at time of foreclosure, net of disposal cost. Write-downs from cost to fair value at the time of foreclosure are charged to the allowance for loan losses. Subsequent write-downs and gains or losses recognized on the sale of such properties are included in the consolidated statement of income. Determinations of fair value are based on periodic appraisals, which are subject to significant fluctuations as economic conditions change.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes on temporary differences are calculated at the currently enacted tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income per Common Share - Net income per share is based on the weighted average number of shares outstanding which amounted to 390,000, 387,655 and 372,032 for 1995, 1994 and 1993, respectively.

Statements of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in banks and federal funds sold. Generally, federal funds sold are purchased and sold for one day periods.

2.      CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. "Cash and due from banks" in the consolidated statement of condition included amounts so restricted of $25,000 at December 31, 1995 and 1994, respectively.

3.      SECURITIES

The amortized cost and market values of securities classified as available-for-sale at December 31, 1995 and 1994, are as follows:




                                                                     DECEMBER 31, 1995
                                             -----------------------------------------------------------------------
                                                                   GROSS                GROSS
                                             AMORTIZED           UNREALIZED          UNREALIZED          MARKET
                                                COST               GAINS               LOSSES            VALUE
U. S. Treasury securities and
  obligations of U.S. government
  agencies                                   $  16,081,959        $  165,364          $  24,136       $  16,223,187
                                             =============        ==========          =========       =============




                                                                      DECEMBER 31, 1994
                                               ---------------------------------------------------------------
                                                                  GROSS             GROSS
                                               AMORTIZED       UNREALIZED        UNREALIZED            MARKET
                                                  COST            GAINS            LOSSES              VALUE
U. S. Treasury securities and
  obligations of U.S. government
  agencies                                     $  2,491,733       $    -        $  68,721         $  2,423,012
                                               ============       ======        =========         ============





The amortized cost and market value of securities available-for-sale at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        AMORTIZED           MARKET
                                                          COST              VALUE
Due in one year or less                               $  9,082,526      $  9,103,544
Due after one year through five years                    5,999,433         6,101,034
Due after five years through ten years                   1,000,000         1,018,609
                                                      ------------      ------------

                                                      $ 16,081,959      $ 16,223,187
                                                      ============      ============

The amortized cost and market value of securities held-to-maturity as of December 31, 1994 is as follows:


                                                                DECEMBER 31, 1994
                                           --------------------------------------------------------
                                                              GROSS         GROSS
                                            AMORTIZED       UNREALIZED    UNREALIZED       MARKET
                                              COST            GAINS         LOSSES          VALUE
U. S. Treasury securities and
  obligations of U.S. government
  agencies                                 $8,601,663     $    8,435     $  324,738      $8,285,360
                                           ==========     ==========     ==========      ==========




Market value for securities is determined from quoted prices or quoted prices of similar securities of comparable risk and maturity where no quoted market price exists. Management does not anticipate a requirement to sell at a loss any of the Bank's investment securities for liquidity or other operating purposes.

There were no sales of securities during 1995 and 1994. Proceeds from the sale of securities during 1993 were $3,514,850. A net gain of $156,754 was realized on these sales in 1993.

Securities with carrying values of $475,537 and $1,088,606 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4.      LOANS

The Bank's lending activities are concentrated in southeastern Louisiana. Collateral requirements on loans are determined based on the borrower's financial strength and the nature and amount of the requested credit. A significant portion of the Bank's loan portfolio is collateralized by real estate, the value of which is subject to significant fluctuations as economic conditions change.

The loan portfolio consisted of the following loans at December 31, 1995 and 1994:


                                                                                    1995          1994

Commercial                                                                     $ 10,168,161    $  9,822,149
Real estate construction                                                            302,787         281,948
Real estate mortgage                                                             17,325,826      17,678,078
Installment                                                                       2,563,271       2,318,806
Credit cards                                                                      1,153,738         871,956
Other                                                                               145,777         143,345
                                                                               ------------    ------------
     Total                                                                       31,659,560      31,116,282

Less unearned discount                                                              (66,746)       (115,375)
                                                                               ------------    ------------
                                                                                 31,592,814      31,000,907
Less allowance for loan losses                                                     (540,884)       (776,908)
                                                                               ------------    ------------

     Loans, net                                                                $ 31,051,930    $ 30,223,999
                                                                               ============    ============






An analysis of the activity in the allowance for loan losses is as follows:




                                                              1995         1994           1993
Balance, beginning of year                                 $ 776,908     $ 792,910     $ 1,084,911

Provision (credit) for loan losses                          (140,786)       16,000         434,680
Loans charged off                                           (212,486)      (95,955)       (828,719)
Recoveries                                                   117,248        63,953         102,038
                                                           ---------     ---------     -----------

Balance, end of year                                       $ 540,884     $ 776,908     $   792,910
                                                           =========     =========     ===========




Loans on which the accrual of interest had been discontinued amounted to $748,490 and $399,033 at December 31, 1995 and 1994, respectively. If interest on those loans had been accrued, such additional interest income would have approximated $36,000, $40,000 and $41,000 for 1995, 1994 and 1993,
respectively.

As of December 31, 1995 and 1994, loans outstanding to directors, officers, and their affiliates were $1,684,077 and $1,535,634, respectively. In the opinion of management, all transactions entered into between the Bank and such related parties have been made on the same terms and conditions as similar transactions with unaffiliated persons.

A total of $94,000, $90,000 and $195,375 were transferred from loans to other real estate in 1995, 1994 and 1993, respectively.

The Company's impaired loans amounted to approximately 1.5% of total loans at December 31, 1995 and the related reserve was $119,000. No interest income was recognized on these loans during the current fiscal year. Interest income foregone on said loans amount to approximately $16,140 for the year ended December 31, 1995.





5.      PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1995 and 1994 are summarized as follows:




                                                                                   1995            1994
Land                                                                           $    393,844    $    393,844
Building and leasehold improvements                                               1,210,389       1,202,668
Furniture and equipment                                                           1,147,423       1,165,626
                                                                               ------------    ------------
      Total                                                                       2,751,656       2,762,138
Less accumulated depreciation and amortization                                   (1,722,053)     (1,677,862)
                                                                               ------------    ------------

      Premises and equipment, net                                              $  1,029,603    $  1,084,276
                                                                               ============    ============



Premises and equipment having a net book value of approximately $102,000 were sold during 1993 in connection with management's decision to close a branch banking location. A gain of $111,480 was realized upon the sale which amount is included in gains on other real estate sales.

6.      DEPOSITS

Deposits at December 31, 1995 and 1994 were as follows:





                                                                                 1995                1994

Demand                                                                         $ 14,059,203    $ 12,621,473
NOW and super NOW                                                                 6,511,449       6,047,488
Money market demand accounts                                                      4,737,112       5,895,067
Savings                                                                           9,296,820       9,241,402
Time                                                                             13,764,304      11,409,932
                                                                               ------------    ------------

Total                                                                          $ 48,368,888    $ 45,215,362
                                                                               ============    ============

Included in interest bearing deposits are $1,708,000 and $1,703,000 of certificates of deposit in amounts of $100,000 or more at December 31, 1995 and 1994, respectively. The Bank has no brokered deposits and there are no major concentrations of deposits.

7.      NOTE PAYABLE

Note payable consist of a 9.3% note to a bank, payable in monthly installments of $11,800, including interest, due in September of 1998. The note is secured by shares of the Bank's common stock and the guarantee of certain directors. The note matures as follows:


                   1996                                  $  141,600
                   1997                                     141,600
                   1998                                      43,061
                                                         ----------

                                                         $  326,261
                                                         ==========




8.      INCOME TAXES

Because of the uncertainties facing the Bank at December 31, 1993 as described in Note 12, management was unable to conclude that the net deferred tax asset was more likely than not to be utilized and consequently recorded a full valuation allowance at that time. At December 31, 1995 and 1994, management concluded that a portion of the net deferred tax asset is more likely than not to be realized. Accordingly, at each year end the valuation allowance was adjusted to a level which reflects the portion of the deferred tax asset more likely than not to be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

                                                                                    1995            1994
Deferred tax assets:
  Net operating loss carryforwards                                             $    234,132    $    419,992
  Allowance for loan losses not currently deductible                                   --            62,913
  Other real estate writedowns                                                         --           278,915
  Unrealized loss on securities                                                        --            23,365
  Other                                                                              31,916          86,240
                                                                               ------------    ------------
                                                                                    266,048         871,425

Deferred tax liabilities:
  Tax over book depreciation                                                       (101,599)       (108,865)
  Unrealized gain on securities                                                     (48,018)           --
                                                                               ------------    ------------
                                                                                   (149,617)       (108,865)
                                                                               ------------    ------------

Net deferred tax asset before valuation allowance                                   116,431         762,560

Less valuation allowance                                                            (69,966)       (258,083)
                                                                               ------------    ------------

Net                                                                            $     46,465    $    504,477
                                                                               ============    ============



The components of the provision for federal income taxes are as follows:




                                                                        YEAR ENDED
                                                                        DECEMBER 31,
                                                           ----------------------------------------
                                                               1995         1994          1993
Current expense                                            $   6,733     $  11,101     $      --
                                                           ---------     ---------     -----------
Deferred expense:
   Deferred income tax expense                               575,364       302,992         261,785
   Reduction of income taxes arising from
      reduction in valuation reserve                        (189,633)     (784,105)       (261,785)
                                                           ---------     ---------     -----------
                                                             385,731      (481,113)           --
                                                           ---------     ---------     -----------

                                                           $ 392,464     $(470,012)    $      --
                                                           =========     =========     ===========





The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate on operations primarily due to differences resulting from capitalized acquisition fees. Deferred taxes arise from temporary differences between items of income or expense reported for financial reporting purposes and those reported for income tax purposes. These differences relate primarily to depreciation, provision for loan losses and writedowns of other real estate owned.

As of December 31, 1995, the consolidated group had net operating loss carryforwards of approximately $483,000 for income tax purposes expiring in 2007.

9.      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to various financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statement of condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for recorded loans.

As of December 31, 1995 and 1994, the Bank has made various commitments to extend credit totalling approximately $2,557,000 and $1,954,000, respectively. Additionally, unfunded letters of credit totalling $676,000 and $361,000 was outstanding as of December 31, 1995 and 1994, respectively. Bank management does not anticipate any material loss as a result of these transactions. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

10.     PENSION BENEFITS

The Bank maintains a defined contribution plan (the Plan) for all employees. The Plan is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the Plan by the Bank are discretionary and determined by the Board of Directors. For the years ended December 31, 1995, 1994 and 1993, the Bank contributed $24,000, $9,300 and $-0-, respectively. The Bank pays expenses associated with the Plan.

11.     COMMITMENTS AND CONTINGENCIES

Non-cancelable future operating lease commitments amounted to $22,500 at December 31, 1995. Rent expense under all non-cancelable operating lease obligations aggregated $50,217, $55,815 and $57,960 in 1995, 1994 and 1993,
respectively.

In the course of conducting its business, the Company becomes involved as a defendant or plaintiff in various lawsuits. Management, after reviewing these suits with outside counsel, believes that the aggregate liabilities, if any, would not be material to the financial statements.

12.     REGULATORY MATTERS

On July 12, 1994, the Bank entered into a Memorandum of Understanding with the FDIC. The terms of the Memorandum stipulated certain capital requirements which the Bank had to meet and contained restrictions on the payment of dividends to Bancshares. On April 26, 1995, the Memorandum of Understanding was terminated by the FDIC.

The Company and its bank subsidiary are required to maintain certain minimum capital levels. At December 31, 1995, the Company and its bank were in compliance with their respective statutory minimum capital requirements. Following is a summary of the actual capital levels at December 31, 1995:


                                                                 RISKED BASED                TIER 1
                                                                CAPITAL RATIOS              LEVERAGE
                                                             ---------------------         --------
                                                               TOTAL        Tier 1          Ratio
Bank                                                         16.19 %       14.94 %          8.81 %
Company                                                      16.01 %       14.75 %          8.72 %




Risk based capital requirements are intended to make regulatory capital more sensitive to risk elements of the Company. Currently, the Company and its bank subsidiary must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total assets) of at least 3.0% based upon the regulators latest composite rating of the institutions.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. The rules provide that an institution is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Company and its subsidiary bank are deemed to be "well capitalized" as of December 31, 1995, based upon the most recent notifications from their regulators. There are no conditions or events that management believes would change their classifications.

13.     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Due from Banks and Federal Funds Sold - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities - For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Note Payable - For this note, the carrying value is a reasonable estimate of fair value.

Commitments - The fair value of commitments to extend credit was not significant.

The estimated fair values of the Company's financial instruments are as follows at December 31, 1995:



                                                                                           1995
                                                                         -----------------------------------------
                                                                               CARRYING              Fair
                                                                                AMOUNT              Value

Financial assets:
  Cash, due from banks and federal funds sold                                  $  4,777,000    $  4,777,000
  Securities available-for-sale                                                  16,223,000      16,223,000
  Loans                                                                          31,593,000      31,428,000
  Less:  reserve for loan losses                                                   (541,000)       (541,000)
                                                                               ------------    ------------
  Loans, net of reserve                                                          31,052,000      30,887,000
                                                                               ------------    ------------

Financial liabilities:
  Deposits                                                                     $ 48,369,000    $ 48,526,000
  Note payable                                                                      326,000         326,000



14.     PENDING MERGER

On September 23, 1996, the Company entered into an agreement to merge with another institution. The agreement calls for the shareholders to receive .4817 of a share of Regions common stock for each share of Gulf South common stock. If all approvals and conditions are met, it is expected that the transaction will close in the first half of 1996.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION

                                                                                            September 30,
ASSETS                                                                                          1996
                                                                                             (Unaudited)
Cash and due from banks .....................................................            $    3,503,238
Federal funds sold ..........................................................                 3,700,000
                                                                                         --------------
      Cash and cash equivalents .............................................                 7,203,238

Securities available-for-sale at fair value (amortized cost of $16,574,373 at
  September 30, 1996 and $16,081,959 and $2,491,733 at December 31, 1995
  and 1994) .................................................................                16,376,946
Securities held-to-maturity (estimated market value of
  $500,313 at September 30, 1996 and $8,285,360
  at December 31, 1994) .....................................................                   500,000

Loans, net of unearned discount .............................................                29,483,262
Less allowance for loan losses ..............................................                  (442,786)
                                                                                         --------------
      Net loans .............................................................                29,040,476

Premises and equipment, net .................................................                   921,360
Other real estate owned .....................................................                      --
Accrued interest receivable .................................................                   431,575
Other assets ................................................................                   231,474
                                                                                         --------------

                                                                                         $   54,705,069
                                                                                         ==============
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing ......................................................            $   14,742,430
  Interest bearing ..........................................................                33,653,383
                                                                                         --------------

      Total deposits ........................................................                48,395,813

Note payable ................................................................                      --
Accrued interest and other liabilities ......................................                   928,473
                                                                                         --------------

      Total liabilities .....................................................                49,324,286
                                                                                         --------------

Commitments and contingencies (Note 11) .....................................                      --

Stockholders' equity:
  Common stock - authorized 1,000,000 shares of
    $1 par value; 394,433 shares issued and 390,000
    shares outstanding in 1996, 1995 and 1994,
    respectively ............................................................                   394,433
  Capital surplus ...........................................................                 2,728,323
  Unrealized gain (loss) on securities available-for-sale,

    net of taxes ............................................................                  (130,301)
  Accumulated earnings ......................................................                 2,464,797
  Less treasury stock - at cost (4,433 shares) ..............................                   (76,469)
                                                                                         --------------

      Total stockholders' equity ............................................                 5,380,783
                                                                                         --------------

                                                                                         $   54,705,069
                                                                                         ==============


See notes to consolidated interim financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                     Nine Months Ended
                                                                       September 30,
                                                                   ----------------------
                                                                   1996              1995
                                                                   ----              ----
                                                                        (Unaudited)
INTEREST INCOME:
  Interest and fees on loans ...............................    $ 2,510,615      $ 2,520,764
  Interest on investment securities ........................        805,047          585,726
  Interest on federal funds sold ...........................        100,971          208,016
                                                                -----------      -----------

      Total interest income ................................      3,416,633        3,314,506
                                                                -----------      -----------

INTEREST EXPENSE:
  Interest on deposits .....................................        853,703          819,643
  Interest on note payable .................................          9,845           44,479
                                                                -----------      -----------

      Total interest expense ...............................        863,548          864,122
                                                                -----------      -----------

NET INTEREST INCOME ........................................      2,553,085        2,450,384

PROVISION (CREDIT) FOR LOAN
  LOSSES ...................................................        162,000          (80,786)
                                                                -----------      -----------

NET INTEREST INCOME AFTER
  PROVISION (CREDIT) FOR LOAN
  LOSSES ...................................................      2,391,085        2,531,170
                                                                -----------      -----------

NON-INTEREST INCOME:
  Service fees on deposit accounts .........................        532,556          609,754
  Other service charges and fees ...........................         93,690           94,857
  Other ....................................................        151,192          181,434
                                                                -----------      -----------

      Total non-interest income ............................        777,438          886,045
                                                                -----------      -----------

NON-INTEREST EXPENSE:
  Salaries and employee benefits ...........................      1,022,021        1,173,915
  Net occupancy expense ....................................        199,435          165,206
  Equipment rentals, depreciation and
    maintenance ............................................        202,752          205,117
  Expenses related to other real estate
    owned ..................................................           --             59,799
  Other ....................................................        566,011          654,587
                                                                -----------      -----------

      Total non-interest expense ...........................      1,990,219        2,258,624
                                                                -----------      -----------

INCOME BEFORE INCOME TAXES .................................      1,178,304        1,158,591

INCOME TAX BENEFIT (EXPENSE) ...............................       (413,600)        (218,247)
                                                                -----------      -----------

NET INCOME .................................................    $   764,704      $   940,344
                                                                ===========      ===========

NET INCOME PER COMMON SHARE ................................    $      1.96      $      2.41
                                                                ===========      ===========

See notes to consolidated interim financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Nine Months Ended
                                                                       September 30,
                                                                       -------------
                                                                   1996             1995
                                                                   ----             ----
                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ...............................................    $   764,704      $   940,344
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization ........................        121,156          122,927
      Provision for losses on other real estate ............           --             36,516
      Provision (credit) for loan losses ...................        162,000          (80,786)
      Net gain (losses) on sales of other real estate ......           --               --
      Amortization/accretion of investment premiums
        and discounts - net ................................         (2,656)          (9,195)
      Net gain on sale of investment securities ............           (200)            --
      Net gain on sale of premises and equipment ...........           --               --
      Change in accrued interest receivable ................         16,554         (106,076)
      Change in other assets ...............................        197,619          536,281
      Change in accrued interest and other liabilities .....        504,146            5,790
                                                                -----------      -----------

      Net cash provided by operating activities ............      1,763,323        1,445,801
                                                                -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales and maturities of
    available-for-sale securities ..........................      4,007,786          794,240
  Purchases of available-for-sale securities ...............     (4,500,000)      (2,000,000)
  Proceeds from maturities of held-to-maturity
    securities .............................................           --          2,552,412
  Purchases of held-to-maturity securities .................       (497,344)      (6,029,492)
  Loan originations net of repayment .......................      1,947,552        1,231,795
  Payments received on loans previously charged off ........         17,045           87,200
  Proceeds from sales of other real estate .................           --            194,883
  Proceeds from sales of premises and equipment ............         20,563           30,601
  Purchases of premises and equipment ......................        (33,476)        (116,925)
                                                                -----------      -----------

      Net cash (used in) provided by investing activities ..        962,126       (3,255,286)
                                                                -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Net change in deposits ...................................         26,925        3,879,055
  Repayments of note payable ...............................       (326,261)        (231,221)
  Proceeds from issuance of common stock ...................           --               --
                                                                -----------      -----------

      Net cash provided by (used in) financing activities ..       (299,336)       3,647,834
                                                                -----------      -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS .........................................      2,426,113        1,838,349

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD ......................................      4,777,125        5,865,825
                                                                -----------      -----------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD ............................................    $ 7,203,238      $ 7,704,174
                                                                ===========      ===========

SUPPLEMENTAL INFORMATION:
  Interest paid ............................................    $   761,154      $   760,811
                                                                ===========      ===========

See notes to consolidated interim financial statements.

                   GULF SOUTH BANCSHARES, INC. AND SUBSIDIARY
               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
              NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)

1.  UNAUDITED FINANCIAL STATEMENTS

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form S4 and Rule 10-01 of Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

2.   PENDING MERGER

     On September 23, 1996, the Company entered into an agreement to merge with another institution. The agreement calls for the shareholders to receive .4817 of a share of Regions common stock for each share of Gulf South common stock. If all approvals and conditions are met, it is expected that the transaction will close in the first half of 1996.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          GULF SOUTH BANCSHARES, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                         DATED AS OF SEPTEMBER 23, 1996

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Parties.............................................................   A-4
Preamble............................................................   A-4
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER.......................   A-4
  1.1   Merger......................................................   A-4
  1.2   Time and Place of Closing...................................   A-4
  1.3   Effective Time..............................................   A-4
ARTICLE 2 -- TERMS OF MERGER........................................   A-5
  2.1   Certificate of Incorporation................................   A-5
  2.2   Bylaws......................................................   A-5
  2.3   Directors and Officers......................................   A-5
ARTICLE 3 -- MANNER OF CONVERTING SHARES............................   A-5
  3.1   Conversion of Shares........................................   A-5
  3.2   Anti-Dilution Provisions....................................   A-5
  3.3   Shares Held by Gulf South or Regions........................   A-5
  3.4   Dissenting Stockholders.....................................   A-5
  3.5   Fractional Shares...........................................   A-6
ARTICLE 4 -- EXCHANGE OF SHARES.....................................   A-6
  4.1   Exchange Procedures.........................................   A-6
  4.2   Rights of Former Gulf South Stockholders....................   A-6
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF GULF SOUTH...........   A-7
  5.1   Organization, Standing, and Power...........................   A-7
  5.2   Authority; No Breach By Agreement...........................   A-7
  5.3   Capital Stock...............................................   A-8
  5.4   Gulf South Subsidiaries.....................................   A-8
  5.5   Financial Statements........................................   A-9
  5.6   Absence of Undisclosed Liabilities..........................   A-9
  5.7   Absence of Certain Changes or Events........................   A-9
  5.8   Tax Matters.................................................   A-9
  5.9   Assets......................................................  A-10
  5.10  Environmental Matters.......................................  A-10
  5.11  Compliance With Laws........................................  A-11
  5.12  Employee Benefit Plans......................................  A-11
  5.13  Material Contracts..........................................  A-12
  5.14  Legal Proceedings...........................................  A-13
  5.15  Statements True and Correct.................................  A-13
  5.16  Tax and Regulatory Matters..................................  A-14
  5.17  State Takeover Laws.........................................  A-14
  5.18  Directors' Agreements.......................................  A-14
  5.19  Charter Provisions..........................................  A-14
  5.20  Derivatives Contracts.......................................
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS..............  A-14
  6.1   Organization, Standing, and Power...........................  A-14
  6.2   Authority; No Breach By Agreement...........................  A-14
  6.3   Capital Stock...............................................  A-15
  6.4   SEC Filings; Financial Statements...........................  A-15
  6.5   Absence of Undisclosed Liabilities..........................  A-15
  6.6   Absence of Certain Changes or Events........................  A-16
  6.7   Compliance With Laws........................................  A-16

                                                                      PAGE
                                                                      ----

  6.8   Legal Proceedings...........................................  A-16
  6.9   Statements True and Correct.................................  A-16
  6.10  Tax and Regulatory Matters..................................  A-17
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION...............  A-17
  7.1   Affirmative Covenants of Gulf South.........................  A-17
  7.2   Negative Covenants of Gulf South............................  A-17
  7.3   Covenants of Regions........................................  A-19
  7.4   Adverse Changes in Condition................................  A-19
  7.5   Reports.....................................................  A-19
ARTICLE 8 -- ADDITIONAL AGREEMENTS..................................  A-20
        Registration Statement; Proxy Statement; Stockholder
  8.1   Approval....................................................  A-20
  8.2   Exchange Listing............................................  A-20
  8.3   Applications................................................  A-20
  8.4   Filings with State Offices..................................  A-20
  8.5   Agreement as to Efforts to Consummate.......................  A-20
  8.6   Investigation and Confidentiality...........................  A-20
  8.7   Press Releases..............................................  A-21
  8.8   Certain Actions.............................................  A-21
  8.9   Tax Treatment...............................................  A-21
  8.10  State Takeover Laws.........................................  A-21
  8.11  Charter Provisions..........................................  A-22
  8.12  Agreement of Affiliates.....................................  A-22
  8.13  Employee Benefits and Contracts.............................  A-22
  8.14  Indemnification.............................................  A-22
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE......  A-23
  9.1   Conditions to Obligations of Each Party.....................  A-23
  9.2   Conditions to Obligations of Regions........................  A-24
  9.3   Conditions to Obligations of Gulf South.....................  A-25
ARTICLE 10 -- TERMINATION...........................................  A-25
 10.1   Termination.................................................  A-25
 10.2   Effect of Termination.......................................  A-25
 10.3   Non-Survival of Representations and Covenants...............  A-26
ARTICLE 11 -- MISCELLANEOUS.........................................  A-26
 11.1   Definitions.................................................  A-26
 11.2   Expenses....................................................  A-32
 11.3   Brokers and Finders.........................................  A-32
 11.4   Entire Agreement............................................  A-32
 11.5   Amendments..................................................  A-32
 11.6   Waivers.....................................................  A-32
 11.7   Assignment..................................................  A-33
 11.8   Notices.....................................................  A-33
 11.9   Governing Law...............................................  A-33
 11.10  Counterparts................................................  A-33
 11.11  Captions....................................................  A-33
 11.12  Interpretations.............................................  A-33
 11.13  Enforcement of Agreement....................................  A-34
 11.14  Severability................................................  A-34
Signatures..........................................................  A-34

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of September 23, 1996, by and between GULF SOUTH BANCSHARES, INC. ("Gulf South"), a corporation organized and existing under the laws of the State of Louisiana, with its principal office located in Gretna, Louisiana; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of Gulf South and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of Gulf South by Regions pursuant to the merger of Gulf South into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of Gulf South shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of Gulf South shall become stockholders of Regions and each of the subsidiaries of Gulf South shall continue to conduct its business and operations as a wholly owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of Gulf South, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code and that the exchange of Gulf South common stock, to the extent exchanged for Regions common stock, will not give rise to gain or loss to the holders of Gulf South common stock with respect to such exchange. Simultaneously with the execution and delivery of this Agreement, as a condition and inducement to Regions' willingness to consummate the transactions contemplated by this Agreement, each of Gulf South's directors and executive officers will execute and deliver to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Gulf South shall be merged into and with Regions in accordance with the provisions of Section 12:115 of the LBCL and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of Gulf South and Regions.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M., Central Daylight Time, on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M., Central Daylight Time), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of Regions, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the

Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of Gulf South approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by Regions.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of Gulf South Common Stock (excluding shares held by Gulf South or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .4817 of a share of Regions Common Stock (the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by Gulf South or Regions. Each of the shares of Gulf South Common Stock held by any Gulf South Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Stockholders. Any holder of shares of Gulf South Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Part XIII of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the LBCL, including the provisions of Section 131 thereof relating to the deposit in escrow, endorsement, and transfer of the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting stockholder of Gulf South fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Person shall not have the right to receive payment in cash for his shares and, instead, as of the Effective Time the shares of Gulf South Common Stock held by such Person shall be converted into and exchanged for that number of shares of Regions Common Stock determined under Section 3.1 of this Agreement and the delivery of certificates representing such Regions Common Stock and any dividends or other distributions in respect thereof to which such holder may be entitled shall be governed by Section 4.1 of this Agreement.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Gulf South Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the closing price of such common stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of Gulf South appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Gulf South Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Gulf South Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under Section 131 of the LBCL and as contemplated by
Section 3.4 of this Agreement) issued and outstanding at the Effective Time, promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement and, to the extent required by Section 3.5 of this Agreement, cash in lieu of any fractional share of Regions Common Stock to which such holder otherwise would be entitled (without interest). Until so surrendered, each outstanding certificate of Gulf South Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of Gulf South Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the certificate or certificates representing the shares of Regions Common Stock or any cash payments to which any former holder of Gulf South Common Stock is entitled as a result of the Merger, or any dividends or distributions in respect of shares of Regions Common Stock, until such holder surrenders such holder's certificate or certificates representing the shares of Gulf South Common Stock for exchange as provided in this Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates. The certificate or certificates of Gulf South Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, Gulf South, nor the Exchange Agent shall be liable to a holder of Gulf South Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former Gulf South Stockholders. At the Effective Time, the stock transfer books of Gulf South shall be closed as to holders of Gulf South Common Stock immediately prior to the Effective Time and no transfer of Gulf South Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Gulf South Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under Section 131 of the LBCL as to which the holder thereof has perfected dissenters' rights of appraisal as contemplated by Section
3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Gulf South in respect of such shares of Gulf South Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Gulf South shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of Gulf South Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Gulf South Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Gulf South Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Gulf South Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest), and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                  REPRESENTATIONS AND WARRANTIES OF GULF SOUTH

     Except as set forth in the referenced section of the Gulf South Disclosure Memorandum, Gulf South hereby represents and warrants to Regions that:

     5.1 Organization, Standing, and Power. Gulf South is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Gulf South is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South.

     5.2 Authority; No Breach By Agreement. (a) Gulf South has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Gulf South, subject to the approval of this Agreement by the required vote of the outstanding shares of Gulf South Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Gulf South. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of Gulf South, enforceable against Gulf South in accordance with its terms (except in all cases as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and (ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief).

     (b) Neither the execution and delivery of this Agreement by Gulf South, nor the consummation by Gulf South of the transactions contemplated hereby, nor compliance by Gulf South with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Gulf South's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Gulf South Company under, any Contract or Permit of any Gulf South Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Gulf South Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Gulf South of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. The authorized capital stock of Gulf South consists of 1,000,000 shares of Gulf South Common Stock, of which 390,000 shares are issued and outstanding as of the date of this Agreement and not more than 390,000 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Gulf South are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. To the Knowledge of Gulf South, none of the outstanding shares of capital stock of Gulf South has been issued in violation of any preemptive rights of the current or past stockholders of Gulf South. Except as set forth above, there are no shares of capital stock or other equity securities of Gulf South outstanding and no outstanding Rights relating to the capital stock of Gulf South.

     5.4 Gulf South Subsidiaries. Gulf South has disclosed in Section 5.4 of the Gulf South Disclosure Memorandum all of the Gulf South Subsidiaries as of the date of this Agreement. Gulf South or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Gulf South Subsidiary. No equity securities of any Gulf South Subsidiary are or may become required to be issued (other than to another Gulf South Company) by reason of any Rights, and there are no Contracts by which any Gulf South Subsidiary is bound to issue (other than to another Gulf South Company) additional shares of its capital stock or Rights or by which any Gulf South Company is or may be bound to transfer any shares of the capital stock of any Gulf South Subsidiary (other than to another Gulf South Company). There are no Contracts relating to the rights of any Gulf South Company to vote or to dispose of any shares of the capital stock of any Gulf South Subsidiary. All of the shares of capital stock of each Gulf South Subsidiary held by a Gulf South Company are authorized, validly issued, fully paid, and nonassessable (except pursuant to 12 U.S.C.
Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Gulf South Company free and clear of any Lien. Each Gulf South Subsidiary is either a bank, savings association or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Gulf South Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South. Each Gulf South Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit

Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 Financial Statements. Gulf South has included in Section 5.5 of the Gulf South Disclosure Memorandum copies of all Gulf South Financial Statements for periods ended prior to the date hereof and will deliver to Regions copies of all Gulf South Financial Statements prepared subsequent to the date hereof. The Gulf South Financial Statements (as of the dates thereof and for the periods covered thereby) present or will present, as the case may be, fairly the consolidated financial position of the Gulf South Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the Gulf South Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect and to the absence from interim financial statements of any footnote disclosures).

     5.6 Absence of Undisclosed Liabilities. No Gulf South Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Gulf South as of June 30, 1996 included in the Gulf South Financial Statements or reflected in the notes thereto. No Gulf South Company has incurred or paid any Liability since June 30, 1996, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice or incurred in connection with the process leading up to the execution and consummation of this Agreement and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South.

     5.7 Absence of Certain Changes or Events. Since June 30, 1996, except as disclosed in the Gulf South Financial Statements delivered prior to the date of this Agreement, to the Knowledge of Gulf South, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, and
(ii) the Gulf South Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Gulf South provided in
Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

     5.8 Tax Matters. (a) All Tax returns required to be filed by or on behalf of any of the Gulf South Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1995, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file or untimely filings, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Gulf South and all returns filed are complete and accurate in all material respects. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties due or owed with respect to any Taxes that is reasonably likely to result in a determination that would have a Material Adverse Effect on Gulf South, except as reserved against in the Gulf South Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the Gulf South Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the Gulf South Companies for the period or periods through and including the date of the respective Gulf South Financial Statements has been made and is reflected on such Gulf South Financial Statements.

     (d) Deferred Taxes of the Gulf South Companies have been adequately provided for in the Gulf South Financial Statements.

     (e) Each of the Gulf South Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local

Tax Laws, and such records identify the accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     (f) None of the Gulf South Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (g) There are no Liens with respect to Taxes upon any of the assets of the Gulf South Companies.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Gulf South Companies that occurred during or after any Taxable Period in which the Gulf South Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1995.

     (i) No Gulf South Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (j) All material elections with respect to Taxes affecting the Gulf South Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the Gulf South Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

     (k) No Gulf South Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The Gulf South Companies have good and marketable title, free and clear of all Liens, to all of their respective owned Assets. All material tangible properties used in the businesses of the Gulf South Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Gulf South's past practices. All Assets which are material to Gulf South's business on a consolidated basis, held under leases or subleases by any of the Gulf South Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Gulf South Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the Gulf South Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any Gulf South Company under such policies. The Assets of the Gulf South Companies include all Assets required to operate the business of the Gulf South Companies as presently conducted.

     5.10 Environmental Matters. (a) To the Knowledge of Gulf South, each Gulf South Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South.

     (b) There is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Gulf South Company or any of its Loan Properties or Participation Facilities (or any Gulf South Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Gulf South Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, and to the Knowledge of Gulf South, there is no reasonable basis for any such Litigation.

     (c) To the Knowledge of Gulf South, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South.

     5.11 Compliance with Laws. Each Gulf South Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South. None of the Gulf South Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Gulf South Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, or (iii) requiring any Gulf South Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Employee Benefit Plans. (a) Gulf South has disclosed in Section 5.12 of the Gulf South Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement, copies in each case of all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in
Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any Gulf South Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Gulf South Benefit Plans"). Any of the Gulf South Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Gulf South ERISA Plan." Each Gulf South ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue
Code) is referred to herein as a "Gulf South Pension Plan." No Gulf South Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

     (b) To the Knowledge of Gulf South, all Gulf South Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South. Each Gulf South ERISA Plan which is intended to be qualified under
Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Gulf South is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Gulf South Company has engaged in a transaction with respect to any Gulf South Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Gulf South Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Gulf South.

     (c) No Gulf South Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan equals or exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Gulf South Pension Plan, (ii) no change in the actuarial assumptions with respect to any Gulf South Pension Plan, and (iii) no increase in benefits under any Gulf South Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South or materially adversely affect the funding status of any such plan. Neither any Gulf South Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any Gulf South Company, or the single-employer plan of any entity which is considered one employer with Gulf South under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. No Gulf South Company has provided, or is required to provide, security to an Gulf South Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to
Section 401(a)(29) of the Code.

     (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Gulf South Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Gulf South Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Gulf South Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (e) No Gulf South Company has any Liability for retiree health and life benefits under any of the Gulf South Benefit Plans and there are no restrictions on the rights of such Gulf South Company to amend or terminate any such Plan without incurring any Liability thereunder.

     (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Gulf South Company from any Gulf South Company under any Gulf South Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Gulf South Benefit Plan, or (iii), except as disclosed in the Gulf South Disclosure Memorandum, result in any acceleration of the time of payment or vesting of any such benefit.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Gulf South Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Gulf South Financial Statements to the extent required by and in accordance with GAAP.

     5.13 Material Contracts. Except as reflected in the Gulf South Financial Statements, none of the Gulf South Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Gulf South Company or the guarantee by any Gulf South Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Gulf South with the SEC if Gulf South were required to file a Form 10-K with the

SEC as of the date of this Agreement (together with all Contracts referred to in Section 5.8 and this Section 5.13 of this Agreement, the "Gulf South Contracts"). With respect to each Gulf South Contract: (i) the Contract is in full force and effect; (ii) no Gulf South Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South; (iii) no Gulf South Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Gulf South, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, or has repudiated or waived any material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any Gulf South Company for money borrowed is prepayable at any time by such Gulf South Company without penalty or premium.

     5.14 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Gulf South, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Gulf South Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Gulf South Company that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South. Section 5.14 of the Gulf South Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Gulf South Company is a party as a defendant or cross-defendant and where the maximum exposure is estimated to be $50,000 or more.

     5.15 Statements True and Correct. Since January 1, 1992, or the date of organization if later, each Gulf South Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Gulf South). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by an Gulf South Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any Gulf South Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Gulf South Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Gulf South Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Gulf South stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by an Gulf South Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of Gulf South, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Gulf South Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.16 Tax and Regulatory Matters. Except as specifically contemplated by this Agreement, no Gulf South Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for treatment or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of Gulf South there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

     5.17 State Takeover Laws. To the extent applicable, each Gulf South Company has taken all necessary action to exempt the transactions contemplated by this Agreement from Sections 132 et. seq. and 135 et. seq. of the LBCL and any comparable provisions of the Articles of Incorporation of Gulf South.

     5.18 Directors' Agreements. Each of the directors of Gulf South has executed and delivered to Regions a Support Agreement.

     5.19 Charter Provisions. Each Gulf South Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Gulf South Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Gulf South Company that may be directly or indirectly acquired or controlled by it.

     5.20 Derivatives Contracts. Neither Gulf South nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) and which might reasonably be expected to have a Material Adverse Effect on Gulf South.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to Gulf South as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach By Agreement. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or
(iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists of 120,000,000 shares of Regions Common Stock, of which 60,880,449 shares were issued and outstanding as of July 31, 1996. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of Gulf South Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of Gulf South Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 SEC Filings; Financial Statements. (a) Regions has filed and made available to Gulf South all forms, reports, and documents required to be filed by Regions with the SEC since December 31, 1992, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     6.5 Absence of Undisclosed Liabilities. Except as disclosed in Section 6.5 of the Regions Disclosure Memorandum, and to the Knowledge of Regions, no Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of June 30, 1996, included in the Regions Financial Statements or reflected in the notes thereto. Except as disclosed in Section 6.5 of the

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

Regions Disclosure Memorandum, no Regions Company has incurred or paid any Liability since June 30, 1996, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.6 Absence of Certain Changes or Events. Since June 30, 1996, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, or in Section 6.6 of the Regions Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of Regions provided in Article 7 of this Agreement.

     6.7 Compliance with Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. No Regions Company:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.9 Statements True and Correct. Since January 1, 1992, or the date of organization if later, each Regions Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by a Regions Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any Regions Company or any Affiliate thereof to Gulf South pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Gulf South stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of Gulf South, be false or misleading with respect to any material fact, or contain any misstatement of a material fact or, omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement, or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.10 Tax and Regulatory Matters. Except as specifically contemplated by this Agreement, no Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Gulf South. Unless the prior written consent of the duly authorized officer of Regions shall have been obtained, and except as otherwise expressly contemplated herein, Gulf South shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of Gulf South. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Gulf South covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the duly authorized officer of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any Gulf South Company; or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of an Gulf South Company to another Gulf South Company) in excess of an aggregate amount outstanding at any time of $150,000 (for the Gulf South Companies on a consolidated basis) except in the ordinary course of the business of Gulf South, or such Subsidiary, consistent with past practices (which shall include, for Gulf South, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, whether or not Gulf South has previously received any such advances, overnight borrowings to meet temporary liquidity needs, and entry into repurchase agreements fully secured by U.S. Government or agency securities), or impose, or suffer the imposition on any Asset of any Gulf South Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, Liens to secure debt obligations or other obligations for borrowed money permitted under this paragraph (b), and Liens in effect as of the date hereof that are disclosed in the Gulf South Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Gulf South Company, or declare or pay any dividend or make any other distribution in respect of Gulf South's capital stock, provided that Gulf South may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay annual cash dividends on the shares of Gulf South Common Stock at a rate, and with usual and regular record and payment dates, in accordance with past practice disclosed in Section 7.2(c) of the Gulf South Disclosure Memorandum and such dates may not be changed without the prior written consent of Regions; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Gulf South Common Stock or any other capital stock of any Gulf South Company, or any Rights to acquire such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any Gulf South Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Gulf South Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any Gulf South Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Gulf South Company) or any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any Gulf South Company; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in each case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Gulf South Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any Gulf South Company, except in accordance with past practice or previously approved by the Board of Directors of Gulf South, in each case as disclosed in Section 7.2(g) of the Gulf South Disclosure Memorandum or as required by Law; except as disclosed in Section 7.2(g) of the Gulf South Disclosure Memorandum, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Gulf South Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Gulf South Company; grant any increase in fees or other increases in compensation or other benefits to directors of any Gulf South Company except in accordance with past practice disclosed in
     Section 7.2(g) of the Gulf South Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any Gulf South Company and any Person (unless such amendment is required by Law) that the Gulf South Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered) at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any Gulf South Company or make any material change in or to any existing employee benefit plans of any Gulf South Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any material Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Gulf South Company for money damages in excess of $100,000 or imposing material restrictions upon the operations of any Gulf South Company; or

          (l) modify, amend, or terminate any material Contract or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of Regions. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that it shall and shall cause each of its Subsidiaries to
(x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the Regions Common Stock and the business prospects of the Regions Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the Regions Companies' core businesses and goodwill with their respective employees and the communities they serve, (y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries, and (z) not amend the Certificate of Incorporation or Bylaws of Regions, in each case, in any manner which is adverse to, and discriminates against, the holders of Gulf South Common Stock.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flow for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material. As of the respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of material fact or omit to state a material fact required to be

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

stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. Gulf South shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. Gulf South shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) Gulf South shall mail the Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Gulf South shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of Gulf South shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such stockholders' approval.

     8.2 Exchange Listing. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of Regions Common Stock to be issued to the holders of Gulf South Common Stock pursuant to the Merger.

     8.3 Applications. Regions shall promptly prepare and file, and Gulf South shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana and Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unreasonably with normal operations. Gulf South shall cooperate with Regions in obtaining, at Regions' election and expense, environmental audits of any or all of the properties owned or

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

occupied by Gulf South. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all written, oral, and other confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions ("Confidential Information") and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. Each Party shall maintain the confidentiality of all Confidential Information obtained in connection with this Agreement or the transactions contemplated hereby unless (i) such information becomes publicly available through no fault of such Party, or was, is, or becomes available to that Party from a source other than the other Party or its Representatives, which source was itself not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality with respect to that information, or (ii) the furnishing or use of such information is required by proper judicial, administrative, or other legal proceeding, provided that the other Party is promptly notified in writing of such request, unless such notification is not, in the opinion of counsel, permitted by Law. Each Party and its Representatives will hold and maintain all Confidential Information in confidence and will not disclose to any third party or permit any third party access to any Confidential Information or the substance thereof provided that a Party may disclose Confidential Information to such of its Representatives who need to know such information in connection with the transactions contemplated hereby. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

     8.7 Press Releases. Prior to the Effective Time, Gulf South and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except to the extent necessary to comply with the fiduciary duties or other legal obligations as advised by counsel of Gulf South's Board of Directors, no Gulf South Company nor any Affiliate thereof nor any Representative retained by any Gulf South Company shall: (i) directly or indirectly solicit any Acquisition Proposal from any Person; (ii) furnish any non-public information that it is not legally obligated to furnish to any person; or (iii) negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Gulf South may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it or its directors are required to do so in order to comply with its or their legal obligations as advised by counsel. Gulf South shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Gulf South shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing subject to legal obligations and fiduciary duties as aforesaid.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each Gulf South Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of Sections 132 et seq. of the LBCL.

     8.11 Charter Provisions. Each Gulf South Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby or thereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Gulf South Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Gulf South Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. Gulf South has disclosed in Section 8.12 of the Gulf South Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of Gulf South for purposes of Rule 145 under the 1933 Act. Gulf South shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Gulf South Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of Gulf South pursuant to this Agreement to enforce the provisions of this Section 8.12. Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the Gulf South Companies, who at or after the Effective Time become employees of a Regions Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of Gulf South should be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of Gulf South shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of Gulf South shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall cause Gulf South and its Subsidiaries to honor on terms reasonably agreed upon by the Parties all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.13 of the Gulf South Disclosure Memorandum to Regions between any Gulf South Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Gulf South Benefit Plans.

     8.14 Indemnification. (a) For a period of six years after the Effective Time, Regions shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of each of the Gulf South Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law and by Gulf South's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.14(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require Gulf South to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or Gulf South shall have the

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

right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or Gulf South elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between Regions or Gulf South and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or Gulf South shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of Gulf South shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment, have entered into this Agreement.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment, have entered into this Agreement.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq, NMS subject to official notice of issuance.

          (g) Tax Matters. Each Party shall have received a written opinion of Alston & Bird, special counsel to Regions, in form reasonably satisfactory to the Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) the exchange in the Merger of Gulf South Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of Gulf South with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, such special counsel for Regions shall be entitled to rely upon representations of officers of Gulf South and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Gulf South set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Gulf South set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Gulf South set forth in Sections 5.16, 5.17, and 5.19 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Gulf South set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.16, 5.17, and 5.19) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Gulf South; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of Gulf South or to a matter being "known" by Gulf South shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Gulf South to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Gulf South shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Gulf South's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Opinion of Counsel. Regions shall have received an opinion of Simon, Peragine, Smith & Redfearn, counsel to Gulf South, dated as of the Effective Time, in form reasonably satisfactory to Regions, as to the matters set forth in Exhibit 3.

          (e) Affiliates Agreements. Regions shall have received from each affiliate of Gulf South the affiliate letter referred to in Section 8.12 of this Agreement.

          (f) Claims Letters. Each of the directors and officers of Gulf South shall have executed and delivered to Regions letters in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of Gulf South. The obligations of Gulf South to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Gulf South pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Regions shall have delivered to Gulf South (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officer to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Gulf South and its counsel shall request.

          (d) Opinion of Counsel. Gulf South shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to Regions, dated as of the Effective Time, in form reasonably acceptable to Gulf South, as to the matters set forth in Exhibit 5.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Gulf South, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of Gulf South; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Gulf South and Section 9.3(a) of this Agreement in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Gulf South and
     Section 9.3(a) of this Agreement in the case of Regions; or

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

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Gulf South and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Gulf South fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the LBCL at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by May 15, 1997, except that a Party that has breached the obligation to consummate the Closing and has failed to cure such breach may not terminate under this subsection; or

          (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger, other than the conditions in Section 9.2(a) in the case of Gulf South or 9.3(a) in the case of Regions, cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of Regions, within ten days of receipt of the Gulf South Disclosure Memorandum, without any Liability in the event that the review of any of the disclosures contained in the Gulf South Disclosure Memorandum causes the Board of Directors of Regions to determine, in its reasonable good faith judgment, that a fact or circumstance exists or is likely to exist or result which materially and adversely impacts one or more of the economic benefits to Regions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful and knowing breach of a representation, warranty, material covenant, or material agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement and Sections 8.12 and 8.14 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person.

          "Agreement" shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Closing" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "Closing Date" shall mean the date on which the Closing occurs.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "DGCL" shall mean the General Corporation Law of Delaware.

          "Effective Time" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" shall have the meaning provided in Section 5.11 of this Agreement.

          "ERISA Plan" shall have the meaning provided in Section 5.11 of this Agreement.

          "Exchange Agent" shall have the meaning provided in Section 4.1 of this Agreement.

          "Exchange Ratio" shall have the meaning provided in Section 3.1(b) of this Agreement.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Gulf South Benefit Plans" shall have the meaning set forth in Section
     5.12 of this Agreement.

          "Gulf South Common Stock" shall mean the $1.00 par value common stock of Gulf South.

          "Gulf South Companies" shall mean, collectively, Gulf South and all Gulf South Subsidiaries.

          "Gulf South Contracts" shall have the meaning set forth in Section
     5.13.

          "Gulf South Disclosure Memorandum" shall mean the written information entitled "Gulf South Bancshares, Inc. Disclosure Memorandum" delivered within 20 days of the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "Gulf South ERISA Plan" shall have the meaning set forth in Section 5.12(a) of this Agreement.

          "Gulf South Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Gulf South as of June 30, 1996, and as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1996, and for each of the three years ended December 31, 1995, 1994, and 1993, included in the Gulf South Disclosure Memorandum, and (ii) the consolidated balance sheets of Gulf South (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to June 30, 1996.

          "Gulf South Pension Plan" shall have the meaning set forth in Section 5.12(a) of this Agreement.

          "Gulf South Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Gulf South disclosed in Section 3.5(b) of the Gulf South Disclosure Memorandum.

          "Gulf South Subsidiaries" shall mean the Subsidiaries of Gulf South, which shall include the Gulf South Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Gulf South in the future and owned by Gulf South at the Effective Time.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Indemnified Party" shall have the meaning set forth in Section 8.14 of this Agreement.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person shall mean the actual knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "LBCL" shall mean the Louisiana Business Corporation Law.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "Liability" shall mean any direct or indirect, primary or secondary liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property or other Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of such Party's Assets, (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and (iv) Liens that arise by operation of Law with respect to Liabilities that are not delinquent or are being contested in good faith.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) circumstances affecting regional bank holding companies generally, and (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "Merger" shall mean the merger of Gulf South into and with Regions referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market Service of Nasdaq or other principal exchange on which Regions Common Stock is listed or quoted at the relevant time.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "NYSE" shall mean the New York Stock Exchange, Inc.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either Gulf South or Regions, and "Parties" shall mean both Gulf South and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by Gulf South to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of Gulf South Common Stock.

          "Regions Common Stock" shall mean the $0.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Disclosure Memorandum" shall mean the written information entitled "Regions Financial Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to Gulf South describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of June 30, 1996, and the restated consolidated statements of condition (including related notes and schedules, if any) of Regions as of December 31, 1995 and 1994, the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1996 and the related restated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1995, 1994, and 1993, as filed by Regions in SEC Documents and reflecting the acquisition of First National Bancorp accounted for as a pooling of interests and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1996.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions, which shall include any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of Gulf South in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

          "Representatives" means with respect to any Party its directors, officers, employees, agents, advisors, attorneys, accountants, and other representatives.

          "Rights" shall mean all arrangements, calls, commitments, contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of Gulf South to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments or postponements thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

        "Support Agreement" shall mean the various support agreements, each in substantially the form of Exhibit 1.

          "Surviving Corporation" shall mean Regions as the Surviving Corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful and knowing breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Each of the Parties represents and warrants that, except as set forth in its Disclosure Memorandum, neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Gulf South or Regions, each of Gulf South and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the confidentiality agreement between the Parties, which shall remain in effect. Except as contemplated by Articles 3 and 4 of this Agreement and Sections 8.12 and 8.14 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any approval by the holders of Gulf South Common Stock, there shall be made no amendment that pursuant to the LBCL requires further approval by such stockholders without the further approval of such stockholders.

     11.6 Waivers. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Gulf South, to waive or extend the time for the compliance or fulfillment by Gulf South of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, Gulf South, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Gulf South under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Gulf South except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this

Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

        Gulf South:       Gulf South Bancshares, Inc.
                          313 Westbank Expressway
                          Gretna, Louisiana 70053
                          Telecopy Number: (504) 361-7507
                          Attention: Dean F. Gruder
                                     President and Chief Executive Officer

        Copy to Counsel:  Simon, Peragine, Smith & Redfearn
                          1100 Poydras Street
                          Suite 3000
                          New Orleans, Louisiana 70163-3000
                          Telecopy Number: (504) 564-2999
                          Attention: Thomas R. Blum

        Regions:          Regions Financial Corporation
                          417 North 20th Street
                          Birmingham, Alabama 35203
                          Telecopy Number: (205) 326-7571
                          Attention: Richard D. Horsley
                                     Vice Chairman and Executive Financial Officer

        Copy to Counsel:  Regions Financial Corporation
                          417 North 20th Street
                          Birmingham, Alabama 35203
                          Telecopy Number: (205) 326-7099
                          Attention: Samuel E. Upchurch, Jr.
                                     General Counsel and Corporate Secretary

     11.9 Governing Law. Except to the extent the laws of the State of Louisiana apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                GULF SOUTH BANCSHARES, INC.

               By: /s/ JAMES J. JACKEL                                By: /s/ DEAN F. GRUDER
  -------------------------------------------------      -------------------------------------------------
                   James J. Jackel                                        Dean F. Gruder
                      President                                      Chairman of the Board and
                                                                      Chief Executive Officer

[CORPORATE SEAL]

                                                       REGIONS FINANCIAL CORPORATION

           By: /s/ SAMUEL E. UPCHURCH, JR.                          By: /s/ CARL E. JONES, JR.
  -------------------------------------------------      -------------------------------------------------
               Samuel E. Upchurch, Jr.                                  Carl E. Jones, Jr.
       General Counsel and Corporate Secretary                          Regional President

[CORPORATE SEAL]

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
1         Form of Directors' Agreement. (sec. 5.18).
          Form of agreement of affiliates of Gulf South.
2         (sec.sec. 8.12, 9.2(e)).
          Matters as to which Simon, Peragine, Smith & Redfearn will
3         opine. (sec. 9.2(d)).
4         Form of Claims Letter. (sec. 9.2(f)).
          Matters as to which Lange, Simpson, Robinson & Somerville
5         will opine. (sec. 9.3(d)).

                                                                      APPENDIX B

January 2, 1997

The Board of Directors
Gulf South Bancshares, Inc.
313 W. Bank Expressway
Gretna, LA 70053

Dear Members of the Board:

     Gulf South Bancshares, Inc., Gretna, Louisiana ("Gulf") and Regions Financial Corporation, Birmingham, Alabama ("Regions") have entered into an Agreement providing for the acquisition of Gulf by Regions. The terms of the Acquisition are set forth in the Agreement and Plan of Reorganization dated September 23, 1996.

     The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each common share of Gulf will be converted into 0.4817 shares of common stock of Regions.

     You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Acquisition are fair to the respective shareholders of Gulf from a financial point of view.

     In rendering our opinion, we have evaluated the consolidated financial statements of Gulf available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions and compared Gulf and Regions from a financial point of view to the other financial institutions; (b) considered the historical market price of the common stock of Gulf and Regions;
(c) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available, (d) reviewed the Agreement and Plan of Reorganization and related documents; and (e) made such other analyses and examinations as we deemed necessary. We also met with various senior officers of Gulf and Regions to discuss the foregoing as well as other matters that may be relevant.

     We have not independently verified the financial and other information concerning Gulf, or Regions or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Gulf and Regions as they exist and are known to us as of June 30, 1996.

     We have acted as financial advisor to Gulf in connection with the Acquisition and will receive from Gulf a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.

     It is understood that this opinion may be included in its entirety in any communication by Gulf or the Board of Directors to the stockholders of Gulf. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

     Based on the foregoing, and subject to the limitations described above, we are of the opinion that the terms of the Acquisition are fair to the shareholders of Gulf from a financial point of view.

Very truly yours,

Baxter Fentriss and Company

                                                                      APPENDIX C

              LOUISIANA STATUTES ANNOTATED-REVISED STATUTES 12:131

SEC. 131. RIGHTS OF A SHAREHOLDER DISSENTING FROM CERTAIN CORPORATE ACTIONS

     A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

     B. The right to dissent provided by this Section shall not exist in the case of:

          (1) A sale pursuant to an order of a court having jurisdiction in the premises.

          (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

          (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

     C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

     D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

     E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

     G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

     H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                         GULF SOUTH BANCSHARES, INC.

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    The undersigned stockholder hereby appoints James Jackel, with full power of substitution, as Proxy to represent and to vote as designated below, all the shares of common stock of Gulf South Bancshares, Inc. (the "Company") held of record by the undersigned on March 10, 1997, at the Special Meeting of Stockholders (the "Special Meeting") to be held on April 10, 1997, or any adjournments thereof.

1. Proposal to approve the Agreement and Plan of Merger, dated as of September 23, 1996 (the "Agreement"), by and between the Company and Regions Financial Corporation ("Regions") pursuant to which the Company will merge with and into Regions and each share of the Company's common stock (except for certain shares held by the Company or Regions) will be converted into .4817 shares of Regions common stock, and under such other terms and conditions as are set forth in the Agreement:

     [ ] FOR                [ ] AGAINST               [ ] ABSTAIN

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

    This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder, and in the discretion of the person named as Proxy on all other matters which may properly come before the Special Meeting or any adjournment thereof. If no direction is made, this proxy will be voted in favor of Proposal 1.

    This Proxy revokes all prior proxies with respect to the Special Meeting and may be revoked prior to its exercise.


                                                  Dated:                  , 1997
                                                        ------------------

                                                  ------------------------------
                                                   (Print Name of Stockholder)

                                                  ------------------------------
                                                    (Signature of Stockholder)

                                                  ------------------------------
                                                   (Print Name of Stockholder)

                                                  ------------------------------
                                                    (Signature of Stockholder)

                                                  Please date and sign exactly
                                                  as name appears on your stock
                                                  certificate. When shares are
                                                  held by joint tenants, both
                                                  should sign. When signing as
                                                  attorney, executor,
                                                  administrator, trustee or
                                                  guardian, please give full
                                                  title as such. If a
                                                  corporation, please sign in
                                                  full corporate name by
                                                  president or other authorized
                                                  officer. If a partnership,
                                                  please sign in partnership
                                                  name by authorized person.

      PLEASE MARK, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED
                           POSTAGE-PREPAID ENVELOPE.